Affiliated Managers Group, Inc.

Annual Report 2005

Affiliated Managers Group, Inc. (NYSE: AMG) is an asset management company which operates through a diverse group of high quality mid-sized asset management firms (its "Affiliates"). AMG's unique partnership approach with its Affiliates preserves the entrepreneurial orientation that distinguishes the most successful investment management firms. AMG promotes the continued growth and strong performance of its Affiliates by:

- Maintaining and enhancing Affiliate managers' equity incentives in their firms;
- Preserving each Affiliate's distinct culture and investment focus; and
- Leveraging AMG's scale to expand the product offerings and distribution capabilities of its Affiliates, and to provide its Affiliates access to the highest quality operations, compliance and technology resources.

AMG seeks to achieve earnings growth through the internal growth of its Affiliates, growth and development initiatives designed to enhance its Affiliates' businesses, and investments in new Affiliates. AMG's Affiliates collectively manage over $200 billion (as of March 31, 2006) in more than 300 investment products across the institutional, mutual fund and high net worth distribution channels. AMG has achieved strong long-term growth in earnings, with compound annual growth in Cash Earnings Per Share of over 20 percent since its initial public offering in 1997.

FINANCIAL HIGHLIGHTS

(in millions, except as indicated and per share data)	Years ended December 31, 2003	2004	**2005**
Revenue	$ 495.0	$ 660.0	**$ 916.5**
Net Income	60.5	77.1	**119.1**
Cash Net Income[1]	104.9	126.5	**186.1**
EBITDA[2]	147.2	186.4	**267.5**
Earnings Per Share – diluted[3]	$ 1.57	$ 2.02	**$ 2.81**
Cash Earnings Per Share – diluted[4]	3.21	3.95	**4.85**
Total Assets	$ 1,519.2	$ 1,955.4	**$ 2,321.6**
Senior Indebtedness	425.5	550.7	**665.5**
Mandatory Convertible Securities	230.0	300.0	**300.0**
Stockholders' Equity	614.8	707.7	**817.4**
Assets Under Management (at period end, in billions)	$ 91.5	$ 129.8	**$ 184.3**
Average Shares Outstanding – diluted[3]	40.1	39.6	**44.7**
Average Shares Outstanding – adjusted diluted[5]	32.7	32.0	**38.4**

For the Financial Highlights notes referenced above, please see page 84.

Contents


Quarterly Earnings
$1.50
$1.20
$0.90
$0.60
$0.30
4Q 97
4Q 98
4Q 99
4Q 00
4Q 01
4Q 02
4Q 03
4Q 04
4Q 05
Cash Earnings Per Share
Earnings Per Share (diluted)

AMG generated outstanding results in 2005, as we achieved broad success across all elements of our growth strategy. Our Affiliates produced record organic growth through strong net client cash flows and excellent investment performance, with particularly good returns in fast-growing areas such as alternative and international investments. In addition to the outstanding results of our existing Affiliates, we further diversified our product offerings and expanded our international presence through the acquisition of Canadian asset management company First Asset Management, and its interests in a select group of Canada's leading mid-sized asset management firms.

Organic growth at our Affiliates, our ability to make accretive new investments, and our effective reinvestment of cash flow have generated excellent growth in earnings. Cash Earnings Per Share — a key measure of our performance — increased 23 percent to $4.85 in 2005, and have grown by 22 percent on a compounded annual basis since our initial public offering in 1997.

Cash Earnings Per Share — a key measure of our performance — increased 23 percent to $4.85 in 2005, and have grown by 22 percent on a compounded annual basis since our initial public offering in 1997.

Our earnings growth in 2005 reflected the strong internal growth of our Affiliates, with investment performance and net client cash flows adding $30 billion to AMG's assets under management. Of this amount, net client cash flows accounted for $11 billion of AMG's organic growth, and added over $15 million, on an annualized basis, to our EBITDA. With over $200 billion in assets under management at the end of March 2006, across approximately 300 investment products, AMG is well-positioned to generate superior returns for our shareholders.

Our Affiliates' highly rated investment products generated excellent performance and attracted substantial new business in 2005. AMG's Affiliates include leading investment management specialists in the U.S., as well as in Canada and the U.K. The diversity among our Affiliates has positioned us to participate in the fastest growing segments of the industry, while also providing stability to our earnings.

John Kingston, III
Senior Vice President and General Counsel

Sean M. Healey
President and Chief Executive Officer

Seth W. Brennan
Executive Vice President, New Investments



William J. Nutt
Chairman

Darrell W. Crate
Executive Vice President and Chief Financial Officer

Nathaniel Dalton
Executive Vice President, Affiliate Development

AMG Executive Management

One of the strongest areas of growth for AMG during 2005 was the alternative product area, which comprises approximately 15 percent of AMG's EBITDA. Through the continued success of AQR Capital Management, First Quadrant, and several other Affiliates, we have expanded our alternative product offerings, and they are now a meaningful component of our business. Our alternative products include some of the most highly regarded quantitative products in the industry, and in 2005 these products, managed principally by AQR and First Quadrant, made significant contributions with both outstanding investment performance and net client cash flows.

A number of our Affiliates' alternative products include performance fee components and, in addition to generating significant growth in assets under management, the strong investment performance of our alternative products generated a material contribution to AMG's earnings from performance fees in 2005. We continue to see growth among our Affiliates with products in this area, and expect performance fees to continue to meaningfully contribute to our earnings growth.

Our international equity products, which provide approximately 35 percent of our EBITDA, were also a major source of our accelerating asset growth in 2005. Our Affiliates have broad expertise investing in a wide range of international markets, and our earnings reflect our Affiliates' capabilities in this area. We realized substantial growth from our participation in fast-growing segments such as emerging markets equities through our Affiliate Genesis Investment Management, as well as international value equities through Tweedy, Browne Company and Third Avenue Management, quantitative products offered by AQR and First Quadrant, and a range of Canadian equity products managed by our new Canadian Affiliates.

Domestic equities, which contribute approximately 45 percent of AMG's EBITDA, also provided a source of significant growth during the year. In the growth equity product area, Affiliates such as Friess Associates and TimesSquare Capital Management have superior near- and long-term results, while firms such as Third Avenue and Systematic Financial Management have outstanding performance records in their value-oriented products. These firms are among the industry leaders in their respective investment disciplines, and are very well-positioned for continued strong performance.

In 2005, we worked closely with our Affiliates to strengthen their businesses by ensuring that equity incentives are properly allocated among key members of each firm. AMG's investment approach focuses on using direct equity ownership as a means to align the interests of Affiliate owners, clients and employees, and AMG is committed to working in partnership with each Affiliate firm to ensure that its succession and transition planning needs are met in a manner that continues to incent excellent investment performance and client service.

In addition, we enhanced our Affiliates' growth prospects by expanding the array of support capabilities we offer to strengthen and grow their businesses, as our Managers Investment Group platform gained momentum, contributing to the organic growth rate of our Affiliates. In its first full year of operations, Managers has quickly become a significant source of internal growth. We launched the platform in January of 2005 to provide Affiliates with cost-effective access to a broader marketplace for their products, especially in retail channels. The response among our Affiliates, as well as from the marketplace, has been very positive, and we continue to add new Affiliate products to the platform.

The strong investment performance of our alternative products generated a material contribution to AMG's earnings from performance fees in 2005. We continue to see growth among our Affiliates with products in this area, and expect performance fees to continue to meaningfully contribute to our earnings growth.

Our Managers initiative follows our proven strategy of offering Affiliates the advantages of scale where they exist, while maintaining each Affiliate's distinct operating and investment culture. Although our Affiliates' internal growth does not depend on AMG's support, there are a number of areas, such as product development and distribution, as well as compliance and other services, where AMG can leverage the benefits of scale to offer efficient access to high quality resources that can help enhance the growth and profitability of our Affiliates' businesses.

We also made accretive investments in new, high quality Affiliates, broadening AMG's international presence through partnerships with a select group of Canada's leading mid-sized asset management firms. AMG had a productive year in the new investments area, completing investments in six high quality mid-sized Canadian firms through the acquisition of Toronto-based First Asset Management. These firms collectively manage approximately 100 investment products, including Canadian, U.S. and international value and growth equity products, as well as balanced, fixed income, venture capital and structured products on behalf of a wide range of institutional investors and high net worth individuals throughout the Canadian marketplace. AMG's partnerships with these firms provide an additional source of diversification and further expand our international presence.

AMG has built a unique platform to generate earnings growth through additional investments in high quality, growing mid-sized asset management firms. With a strong track record of successful investments, and an established reputation as an innovative and helpful partner to our Affiliate firms, AMG is widely recognized as the succession planning partner of choice by mid-sized firms, their clients and consultants. With a favorable climate for asset management transactions, and AMG's position as a preferred partner for leading mid-sized firms, we are confident that we will continue to add materially to AMG's growth and diversity through investments in attractive new Affiliates.

Our financial strength and significant recurring free cash flow provide the foundation for our growth initiatives, as well as the flexibility to efficiently manage our capital and meet our financial commitments. With a strong balance sheet and minimal requirements for capital expenditures, we have the capacity to execute our growth strategy by making investments in new Affiliates, investing in our existing businesses, and repurchasing our stock, when appropriate.

We remain very confident in our prospects for continued growth. We are well-positioned to generate strong organic growth, as our Affiliates generally — and especially our largest Affiliates — have outstanding absolute and relative performance records and excellent new business momentum going into 2006. We continue to build on this momentum by leveraging our scale and resources to enhance the growth of our Affiliates' businesses. We remain committed to the successful execution of our disciplined investment strategy, which has consistently delivered accretive contributions to AMG's Cash Earnings Per Share.

In closing, we would like to take this opportunity to welcome Patrick T. Ryan and Jide J. Zeitlin, both of whom recently joined our Board of Directors. We would also like to express our appreciation to Robert C. Puff, Jr., who stepped down from our Board of Directors at the end of 2005, for his outstanding service to AMG. Finally, we express our appreciation to those responsible for our continued success: the management and employees of our Affiliates; the employees of AMG and our service providers; our Board of Directors; and our shareholders for their ongoing support.

William J. Nutt
Chairman

Sean M. Healey
President and
Chief Executive Officer

Harold J. Meyerman
Former Senior Executive,
The Chase Manhattan Bank and
First Interstate Bank, Ltd.

Patrick T. Ryan
President and Chief
Executive Officer,
PolyMedica Corporation

Jide J. Zeitlin
Former General Partner,
Goldman, Sachs & Co.

Richard E. Floor
Partner,
Goodwin Procter LLP



Rita M. Rodriguez
Former Director,
Export-Import Bank
of the United States

William J. Nutt
Chairman

Sean M. Healey
President and
Chief Executive Officer

AMG BOARD OF DIRECTORS

AMG follows a proven, disciplined strategy for growing its business: invest in excellent mid-sized asset management businesses; allow management to retain equity in their firm as a powerful incentive for growth through a partnership structure that preserves the unique culture and approach that has led to their success; and then provide these Affiliates with a range of growth and development initiatives designed to enhance their businesses.

AMG's success in executing its growth strategy has established a strong foundation for continued growth. With the diversity and strong performance of AMG's Affiliates, a proven ability and capacity to execute its growth initiatives, and AMG's established position as a leading succession planning partner for growing mid-sized asset management firms, AMG is well-positioned to continue to generate shareholder value in the future.

Investment Products

AMG's Affiliates are among the best mid-sized investment management firms in the industry. Collectively AMG's Affiliates manage approximately 300 investment products, with strong positions and outstanding performance in each major product category. AMG's Affiliates are leading investors in their disciplines, with years of successful application of their investment processes demonstrated in their outstanding long-term performance records.

AMG's Affiliates predominantly offer active portfolio management of domestic and international equities, which, combined with a growing emphasis on alternative investments and other quantitative strategies, gives AMG a significant presence in the most dynamic and fastest growing areas of the investment management industry. Approximately 15 percent of AMG's EBITDA is derived from alternative products, 35 percent from global, international and emerging markets equity products, and 45 percent from domestic equity products, including both growth and value styles. The remaining 5 percent is derived from primarily fixed income and balanced products. This strong and diverse array of products enables AMG to participate broadly in the most attractive segments of the investment management industry, while generating incremental growth by introducing Affiliate products into additional distribution channels.









AMG's Affiliates are leading investors in their disciplines, with years of successful application of their investment processes demonstrated in their outstanding long-term performance records.



Global, International and Emerging Markets Equities

AMG's Affiliates include leading mid-sized firms which manage global, international and emerging markets equities through products with distinct quantitative, value or growth styles. **Tweedy, Browne Company**, **Third Avenue Management**, **Genesis Investment Management**, **AQR Capital Management**, and **First Quadrant** are well-known for their experience investing in international markets, and have outstanding near- and long-term performance records.

Tweedy, Browne's Global Value Fund is among the largest and most distinguished global value equity products, and follows a diversified, Graham and Dodd approach to global investing. The fund, which holds a diverse portfolio of undervalued small- and mid-cap stocks, has an excellent long-term track record of stock selection and performance, and continues to generate strong results for its investors.

Third Avenue also applies a disciplined value philosophy to investing in international equities through its International Value Fund, and has generated outstanding recent and longer-term results utilizing the firm's "safe and cheap" investment approach. Third Avenue's international value equity portfolios seek long-term capital appreciation by investing in the securities of well-financed, well-managed foreign companies believed to be priced below their intrinsic values.

Genesis is a specialist manager of emerging markets equities for institutional clients. The firm aims to achieve capital growth over the medium- to long-term by adding value to conventional international equity investments through a process of stock selection, while mitigating country risk through extensive geographical diversification.

Earnings Contribution By Product Category



35% International Equities

15% Alternative

30% U.S. Growth Equities

15% U.S. Value Equities

5% Fixed Income, Balanced, Other

AQR employs a disciplined and systematic global research process through its Enhanced Value International Equity products to develop diversified portfolios that are overweight on cheap (and, in turn, underweight on expensive) international securities, countries and currencies to achieve long-term success in both investment performance and risk management. AQR manages long-only international products on behalf of a wide range of the leading global institutional investors through collective investment vehicles and separate accounts, and has generated outstanding near- and long-term results in this area.

First Quadrant employs its highly regarded quantitative investment strategies to identify stocks with shared fundamental characteristics that are likely to have a similar impact upon the equity markets. The firm's diversified equity portfolios include European and Japanese market-neutral products, both of which have excellent long-term performance records.

In 2005, AMG broadened its international product offerings to include $25 billion managed primarily in Canadian and international investment products through its acquisition of interests in several of Canada's leading independent mid-sized asset management firms. These firms manage a wide range of Canadian, U.S. and international value and growth equity products, as well as balanced, fixed income, venture capital and structured products.

AMG's larger Affiliates in Canada include **Foyston, Gordon & Payne**, a rapidly growing manager of value equity products for institutional and private clients. Foyston's investment approaches — Canadian equities, U.S. equities and international equities — have each generated strong long-term investment results, significantly outperforming their respective peers and benchmarks. In addition, **Montrusco Bolton Investments** is a leading manager of growth-oriented Canadian equity products, with strong recent and long-term investment results.

Alternative Products

AMG is well-positioned with strong participation in quantitative and alternative products through leading firms such as **AQR**, **First Quadrant** and **Third Avenue**. Alternative products are among the most rapidly growing segments of the asset management industry, with many products designed to generate strong returns with low correlation to traditional asset classes and the potential to earn incremental fees based upon their performance. AMG's Affiliates offer innovative alternative investment strategies across a wide range of areas, including domestic and international equities, real estate, distressed securities and other special situations.

With 10 Affiliates offering approximately 30 alternative investment products with performance fee components, AMG realized a material contribution to its earnings from performance fees in 2005. The strength of AMG's results in this area reflects its Affiliates' broad expertise in their respective investment disciplines, and the Company expects that performance fees will continue to provide a meaningful contribution to its earnings.

Among AMG's larger Affiliates in the alternative area are two of the most highly regarded quantitative asset management firms in the industry, **AQR** and **First Quadrant**, as well as **Third Avenue**, which is widely recognized for its expertise in investing in distressed and other value-driven opportunities. These firms have outstanding near- and long-term









investment performance records, and continue to generate strong growth in assets through excellent investment performance and substantial net client cash flows.

AQR employs a disciplined, multi-asset, global research process. The firm employs more than 20 distinct investment strategies in managing its portfolios, and offers products ranging from aggressive high volatility, market-neutral hedge funds to low volatility, benchmark-driven traditional portfolios.

First Quadrant's proprietary investment approach derives from decades of careful examination of the interplay between financial markets. First Quadrant offers investment management strategies in two main areas, equities and global macro, while paying close attention to risk management. In addition, in early 2006, the firm introduced a Global Alternatives mutual fund, offering retail investors their first access to First Quadrant's proven global asset allocation strategies focused on uncorrelated alpha sources across the globe.

Third Avenue applies its disciplined value approach to products investing in real estate securities, as well as distressed securities and other special situations. For example, the highly rated Third Avenue Real Estate Value Fund invests primarily in equity and debt securities of companies in the real estate industry or related industries, using bottom-up, fundamental analysis to identify undervalued securities. Third Avenue also has a long history of including investments in distressed debt securities within its equity mutual funds, and has extended this expertise to investing in distressed and other special situations through private investment partnerships.

Earnings Contribution By Product Category



35% International Equities
15% Alternative
30% U.S. Growth Equities
15% U.S. Value Equities
5% Fixed Income, Balanced, Other



















U.S. Growth Equity

AMG's Affiliates are among the leading mid-sized managers in the active management of U.S. equities, particularly in specialized areas such as small- and mid-cap stocks. Among the Company's larger Affiliates providing growth equity expertise, **Friess Associates**, **TimesSquare Capital Management** and **Frontier Capital Management** have strong market positions and are well-respected as leading growth investors.

Friess uses a time-tested investment strategy that relies on exhaustive, company-by-company research to identify companies with promising earnings growth potential that have yet to be recognized by the broader investment community. Friess' highly rated Brandywine mutual fund family is one of the most well-respected and best performing families of mutual funds, and it continues to generate superior results. Friess has also continued to expand its institutional and high net worth businesses, with significant growth resulting from the outstanding performance of its products, several of which are now sold in the intermediary channels through the Managers Investment Group platform. Friess' investment products were previously unavailable in this segment of the market, and Managers has had broad success in expanding Friess' client base and generating substantial new business in the intermediary channels.

TimesSquare is among the industry's leading growth equity managers, specializing in small-, small/mid-, and mid-cap strategies, and the firm has achieved excellent returns for its investors through its proprietary research driven, bottom-up process of selecting companies that meet its definition of superior growth businesses. TimesSquare has leveraged its partnership with AMG to expand its product offerings to include the TimesSquare Mid-Cap Growth Fund, which was launched in 2005 through AMG's Managers platform.

Frontier offers a wide range of high quality investment products, including strategies focused on small-, small/mid-, mid-, and large-cap growth equities. The firm uses a highly disciplined stock selection process driven by intensive internal research to generate superior returns for its clients.

Earnings Contribution By Product Category


35% International Equities
15% Alternative
30% U.S. Growth Equities
15% U.S. Value Equities
5% Fixed Income, Balanced, Other



INSTITUTIONAL DISTRIBUTION CHANNEL

AMG's Affiliates offer more than 150 investment products across more than 35 different investment styles in the institutional distribution channel, including small-, small/mid-, mid-, and large-cap value, growth equity and emerging markets. In addition, AMG's Affiliates offer quantitative, alternative and fixed income products. AMG's Affiliates manage assets for a broad range of clients in this channel, including foundations and endowments, defined benefit and defined contribution plans for corporations and municipalities, and Taft-Hartley plans, with disciplined and focused investment styles that address the specialized needs of institutional clients.

AMG's institutional investment products are distributed by over 50 sales and marketing professionals at its Affiliates who develop new institutional business through direct sales efforts and established relationships with pension consultants. AMG works with its Affiliates in executing and enhancing their marketing and client service initiatives, with a focus on ensuring that its Affiliates' products and services successfully address the specialized needs of their clients and are responsive to the evolving demands of the marketplace. AMG also provides its Affiliates with resources to improve sales and marketing materials, network with the pension consultant and plan sponsor communities, and further expand and establish new distribution alternatives.

Earnings Contribution By Distribution Channel


44% – Institutional
43% – Mutual Fund
13% – High Net Worth

U.S. Value Equity

AMG's Affiliates also include some of the industry's most experienced and respected practitioners of value style investing, such as **Tweedy, Browne, Third Avenue** and **Systematic Financial Management**. AMG's value equity products span a wide range of market capitalizations, and include many of the industry's most highly rated investment products.

Tweedy, Browne, a renowned practitioner of deep value investing, manages U.S. equity products including the Tweedy, Browne American Value Fund, as well as individual accounts for institutional and high net worth investors. Tweedy, Browne's research seeks to appraise the intrinsic value of a company, and uses a disciplined buy and sell process to guide its investment decisions.

Third Avenue is among the leading value managers in the investment management industry, with strong-performing products including the Third Avenue Value and Third Avenue Small-Cap Value mutual funds. The firm seeks to invest in securities and companies at a deep discount to the intrinsic value of their assets, and has created superior returns for its investors over the long-term.

Systematic specializes in the management of value equity portfolios across the market capitalization spectrum. The firm's investment philosophy focuses on identifying companies exhibiting a combination of attractive valuation and a positive earnings catalyst. This strategy has produced superior near- and long-term results for its clients.

Earnings Contribution By Product Category



35%
International Equities
15%
Alternative
30%
U.S. Growth Equities
15%
U.S. Value Equities
5%
Fixed Income, Balanced, Other









MUTUAL FUND DISTRIBUTION CHANNEL

AMG has a strong presence in the mutual fund channel, with Affiliates providing advisory or sub-advisory services to more than 100 mutual funds. These funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisors, retirement plan sponsors, broker-dealers, major fund marketplaces and bank trust departments.

Utilizing the distribution, sales and client service capabilities of Managers Investment Group, AMG offers its Affiliates access to the mutual fund distribution channel. For an Affiliate with a predominantly institutional or high net worth clientele, a presence in the mutual fund channel can be established by leveraging Managers' operational infrastructure and marketing capabilities. Managers also offers those Affiliates with an existing presence in the mutual fund channel the opportunity to expand their distribution, by operating as a single point of contact for retail intermediaries such as banks, brokerage firms and other sponsored platforms.

Earnings Contribution By Distribution Channel


44% – Institutional
43% – Mutual Fund
13% – High Net Worth

Fixed Income, Balanced and Other Products

In addition to their specialized expertise in equity and alternative products, a number of AMG's Affiliates, including **Davis Hamilton Jackson**, **Foyston** and **Managers Investment Group**, offer fixed income and other products to their institutional, mutual fund and high net worth clients. Together, these products account for approximately 5 percent of AMG's EBITDA.

Earnings Contribution By Product Category


35%
International Equities
15%
Alternative
30%
U.S. Growth Equities
15%
U.S. Value Equities
5%
Fixed Income, Balanced, Other

Growth and Development Initiatives

AMG's growth and development strategy is focused on offering Affiliates the advantages of scale where such opportunities exist, while preserving each Affiliate's distinct operating and investment culture.

While the internal growth of AMG's Affiliates does not depend on AMG's involvement, AMG has implemented a number of strategic initiatives to further enhance the growth and profitability of its Affiliates' businesses. AMG makes available to its Affiliates a broad array of opportunities and services, including initiatives designed to expand an Affiliate's product offerings and distribution capabilities, as well as cross-Affiliate initiatives that enable Affiliates to streamline operations and obtain high quality services at cost-effective rates. While Affiliates maintain the flexibility and freedom to determine the initiatives in which they participate, nearly all have elected to participate in one or more of these initiatives.





HIGH NET WORTH DISTRIBUTION CHANNEL

AMG's Affiliates serve two principal client groups in the high net worth distribution channel. The first group generally consists of direct relationships with ultra high net worth and affluent individuals and families and charitable foundations. For these clients, AMG's Affiliates provide investment management or customized investment counseling and fiduciary services.

The second group consists of individual managed account client relationships established through intermediaries, which are generally brokerage firms or similar sponsors. AMG's Affiliates provide investment management services through more than 90 managed account programs. Through Managers Investment Group, AMG provides its Affiliates with enhanced managed account distribution and administration capabilities for the distribution of single- and multi-manager separate account products and mutual funds through brokerage firms.

Earnings Contribution By Distribution Channel


44% – Institutional
43% – Mutual Fund
13% – High Net Worth





While Affiliate management retains or receives substantial direct equity in their firm as part of the initial AMG transaction, AMG engages in an ongoing process with its Affiliates to manage each firm's succession and transition process, with a focus on ensuring that equity incentives are properly allocated and aligned among key members of each firm.



For example, AMG's Managers distribution platform provides Affiliates the opportunity to meaningfully expand their product offerings and distribution capabilities in the retail brokerage and intermediary marketplace, where scale and quality of execution in sales, support and back-office requirements are essential for success. The Managers platform offers Affiliates cost-effective access to a broader marketplace for their products, through its team of experienced sales professionals distributing single- and multi-manager Affiliate mutual fund and separate account products on more than 50 platforms, including broker-dealers, banks and independent advisors.

AMG has also leveraged the benefits of scale to offer Affiliates cost-effective access to high quality resources in areas such as compliance and technology. As the regulatory climate in the investment management industry has grown more complex, AMG has significantly expanded the centralized resources it offers to Affiliates. By bringing the knowledge and experience of senior AMG attorneys and compliance professionals to the Affiliate level, AMG provides industry expertise and robust, leading-edge compliance capabilities at a level well beyond that which would be typically available to mid-sized firms.

Most importantly, however, AMG works closely with its Affiliates to maintain and enhance the equity incentives that are critical to each Affiliate's continued growth. By giving key employees an ownership stake as part of their partnership with AMG, Affiliates provide a valuable incentive for these employees to continue to improve their performance and to view their contributions as instrumental to the future success of their firm. While Affiliate management retains or receives substantial direct equity in their firm as part of the initial AMG transaction, AMG engages in an ongoing process with its Affiliates to manage each firm's succession and transition process, with a focus on ensuring that equity incentives are properly allocated and aligned among key members of each firm.

Investments in New Affiliates

In addition to the strong organic growth generated by AMG's existing Affiliates, AMG has generated significant growth through accretive investments in new Affiliates.

AMG's investment strategy provides Affiliate managers with direct equity in their firm, creating a powerful incentive for long-term growth and investment performance. This approach preserves the entrepreneurial culture that characterizes the best mid-sized asset management firms, while also providing access to the resources and distribution capabilities of a larger asset management company. It also attracts new Affiliates that value their autonomy and continued participation in their firm's future growth.

AMG continues to identify and develop relationships with high quality domestic and international mid-sized firms, and is well-positioned to execute new investments, having established relationships with many of the best firms in the industry. Within its target universe, AMG is widely recognized as the preeminent succession planning alternative for owners, clients and employees of firms that seek to facilitate ownership transitions, while maintaining the unique culture and approach of







their firm and providing next generation management key growth incentives through direct equity ownership in their own firm.

With a proven track record of value creation, a disciplined investment strategy, and a strong, flexible balance sheet to support continued growth, AMG is well-positioned for continued success in executing accretive investments in additional Affiliates. As always, the Company will continue to focus on opportunities that can immediately enhance Cash Earnings Per Share and further broaden its participation in a wide range of equity investment products.

Financial Strength

AMG's operations generate strong and recurring free cash flow, and the Company's broad exposure across various investment styles and distribution channels provides balance and stability to this cash flow. AMG takes a disciplined approach to investing its free cash flow, and adheres to well-defined return objectives in making investments in growth initiatives for existing Affiliates, as well as in executing acquisitions of interests in new Affiliates.

AMG supports its growth strategy by maintaining a strong balance sheet and diverse sources of long-term capital. The Company maintains an investment grade rating, and strives to maintain substantial liquidity and financial flexibility. AMG manages its capital resources and cash flow to achieve superior long-term results for shareholders by financing new investments, repaying existing indebtedness, and repurchasing its stock, when appropriate.



With a proven track record of value creation, a disciplined investment strategy, and a strong, flexible balance sheet to support continued growth, AMG is well-positioned for continued success in executing accretive investments in additional Affiliates.

** For more information regarding investment products and performance and comparative data, please see notes on page 84.*





Investment Products and Distribution Channels

Investment Products

International Equity

- AQR
- Beutel
- Deans Knight
- Foyston
- Genesis
- Managers
- Montrusco Bolton
- Renaissance
- Third Avenue
- Triax
- Tweedy, Browne

Alternative

- AQR
- Covington
- Deans Knight
- Essex
- First Quadrant
- Genesis
- J.M. Hartwell
- Montrusco Bolton
- Renaissance
- Third Avenue

U.S. Growth Equity

- Davis Hamilton
- Essex
- Foyston
- Friess
- Frontier
- J.M. Hartwell
- Managers
- Renaissance
- TimesSquare

U.S. Value Equity

- First Quadrant
- Foyston
- Frontier
- Managers
- Rorer
- Skyline
- Systematic
- Third Avenue
- Tweedy, Browne

Fixed Income, Balanced, Other

- Beutel
- Davis Hamilton
- Deans Knight
- Essex
- Foyston
- Managers
- Montrusco Bolton
- Rorer
- Triax

Distribution Channels

Institutional

- AQR
- Beutel
- Davis Hamilton
- Deans Knight
- Essex
- First Quadrant
- Foyston
- Friess
- Frontier
- Genesis
- Gofen and Glossberg
- J.M. Hartwell
- Montrusco Bolton
- Renaissance
- Rorer
- Skyline
- Systematic
- Third Avenue
- TimesSquare
- Tweedy, Browne
- Welch & Forbes

Mutual Fund

- Beutel
- Covington
- Deans Knight
- Essex
- First Quadrant
- Foyston
- Friess
- Managers
- Montrusco Bolton
- Renaissance
- Skyline
- Systematic
- Third Avenue
- TimesSquare
- Triax
- Tweedy, Browne

High Net Worth

- Beutel
- Davis Hamilton
- Deans Knight
- Essex
- First Quadrant
- Foyston
- Friess
- Frontier
- Gofen and Glossberg
- J.M. Hartwell
- Managers
- Montrusco Bolton
- Renaissance
- Rorer
- Systematic
- Third Avenue
- Tweedy, Browne
- Welch & Forbes

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

When used in this Annual Report and in our other filings with the United States Securities and Exchange Commission, in our press releases and in oral statements made with the approval of an executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "may," "intends," "believes," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among others, the following:

- *our performance is directly affected by changing conditions in global financial markets generally and in the equity markets particularly, and a decline or a lack of sustained growth in these markets may result in decreased advisory fees or performance fees and a corresponding decline (or lack of growth) in our operating results and in the cash flow distributable to us from our Affiliates;*
- *we cannot be certain that we will be successful in finding or investing in additional investment management firms on favorable terms, that we will be able to consummate announced investments in new investment management firms, or that existing and new Affiliates will have favorable operating results;*
- *we may need to raise capital by making long-term or short-term borrowings or by selling shares of our common stock or other securities in order to finance investments in additional investment management firms or additional investments in our existing Affiliates, and we cannot be sure that such capital will be available to us on acceptable terms, if at all; and*
- *those certain other factors discussed under the caption "Business—Risk Factors," which are set forth in our 2005 Annual Report on Form 10-K.*

These factors (among others) could affect our financial performance and cause actual results to differ materially from historical earnings and those presently anticipated and projected. We will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

Overview

We are an asset management company with equity investments in a diverse group of mid-sized investment management firms (our "Affiliates"). As of December 31, 2005, our affiliated investment management firms managed approximately $184.3 billion in assets across a broad range of investment styles and in three principal distribution channels: Mutual Fund, Institutional and High Net Worth. We pursue a growth strategy designed to generate shareholder value through: the internal growth of our existing business across these three channels; additional investments in mid-sized investment management firms; and strategic transactions and relationships designed to enhance our Affiliates' businesses and growth prospects.

Through our Affiliates, we provide more than 300 investment products across a broad range of asset classes and investment styles in our three principal distribution channels. We believe that our diversification across asset classes, investment styles and distribution channels helps to mitigate our exposure to the risks created by changing market environments. The following summarizes our operations in our three principal distribution channels.

- Our Affiliates provide advisory or sub-advisory services to more than 100 mutual funds. These funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisors, retirement plan sponsors, broker/dealers, major fund marketplaces and bank trust departments.

- Through our Affiliates, we offer more than 150 investment products across more than 35 different investment styles in the Institutional distribution channel, including small, small/mid, mid and large capitalization value, growth equity and emerging markets. In addition, our Affiliates offer quantitative, alternative and fixed income products. Through this distribution channel, our Affiliates manage assets for foundations and endowments, defined benefit and defined contribution plans for corporations and municipalities, and Taft-Hartley plans, with disciplined and focused investment styles that address the specialized needs of institutional clients.

- The High Net Worth distribution channel is comprised broadly of two principal client groups. The first group consists principally of direct relationships with ultra high net worth and affluent individuals and families and charitable foundations. For these clients, our Affiliates provide investment management or customized investment counseling and fiduciary services. The second group consists of individual managed account client relationships established through intermediaries, generally brokerage firms or other sponsors. Our Affiliates provide investment management services through more than 90 managed account and wrap programs.

In January 2005, we completed the formation of Managers Investment Group LLC ("Managers" or "Managers Investment Group," the successor to The Managers Funds LLC), a distribution platform designed to expand our Affiliates' product offerings and distribution capabilities. Managers operates as a single point of contact for retail intermediaries, offering more than 40 Affiliate products to mutual fund and separate account investors through banks, brokerage firms, insurance companies, and other sponsored platforms such as defined contribution plans.

In July 2005, we also completed our investment in equity interests in six Canadian asset management firms: Foyston, Gordon & Payne Inc.; Beutel, Goodman & Company Ltd.; Montrusco Bolton Investments Inc.; Deans Knight Capital Management Ltd.; Triax Capital Corporation; and Covington Capital Corporation. We acquired these interests and certain other assets through the acquisition of First Asset Management Inc. ("First Asset"), a privately-held Canadian asset management company. In connection with the transaction, First Asset was re-named AMG Canada Corp. ("AMG Canada"). These firms manage approximately 100 investment products, including Canadian, U.S. and international value and growth equity products, as well as balanced, fixed income, venture capital and structured products.

While we operate our business through our Affiliates in our three principal distribution channels, we strive to maintain each Affiliate's distinct entrepreneurial culture and independence through our investment structure. In each case, our Affiliates are organized as separate firms, and their operating or shareholder agreements are tailored to provide appropriate incentives for our Affiliate management owners and to address the particular characteristics of that Affiliate while enabling us to protect our interests.

We have revenue sharing arrangements with most of our Affiliates. Under these arrangements, a percentage of revenue is generally allocated for use by management of that Affiliate in paying operating expenses of the Affiliate, including salaries and bonuses. We call this the "Operating Allocation." The portion of the Affiliate's revenue that is allocated to the owners of that Affiliate (including us) is called the "Owners' Allocation." Each Affiliate allocates its Owners' Allocation to its managers and to us generally in proportion to their and our respective ownership interests in that Affiliate. Where we hold a minority equity interest, our revenue sharing arrangement generally allocates a percentage of the revenue to us, with the balance to be used to pay operating expenses and profit distributions to the Affiliate management owners.

One of the purposes of our revenue sharing arrangements is to provide ongoing incentives for Affiliate managers by allowing them to:

- participate in the growth of their firm's revenue, which may increase their compensation from the Operating Allocation and their distributions from the Owners' Allocation; and
- control operating expenses, thereby increasing the portion of the Operating Allocation that is available for growth initiatives and compensation.

An Affiliate's managers therefore have incentives to increase revenue (thereby increasing the Operating Allocation and their share of the Owners' Allocation) and to control expenses (thereby increasing the amount of Operating Allocation available for their compensation).

An Affiliate's Operating Allocation is structured to cover its operating expenses. However, should actual operating expenses exceed the Operating Allocation, our contractual share of cash under the Owners' Allocation generally has priority over the allocations and distributions to the Affiliate's managers. As a result, the excess expenses first reduce the portion of the Owners' Allocation allocated to the Affiliate's managers until that portion is eliminated, before reducing the portion allocated to us. Any such reduction in our portion of the Owners' Allocation is required to be paid back to us out of the portion of future Owners' Allocation allocated to the Affiliate's managers. Nevertheless, we may agree to adjustments to revenue sharing arrangements to accommodate our business needs or those of our Affiliates if we believe that doing so will maximize the long-term benefits to us. In addition, a revenue sharing arrangement may be modified to a profit-based arrangement (as described below) to better accommodate our business needs or those of our Affiliates.

Certain of our Affiliates operate under profit-based arrangements through which we receive a share of profits as cash flow. As a result, we participate fully in any increase or decrease in the revenue or expenses of such firms. In these cases, we participate in a budgeting process and generally provide incentives to management through compensation arrangements based on the performance of the Affiliate. In recent periods, less than 15% of our earnings has been generated through our profit-based arrangements.

For the year ended December 31, 2005, approximately $174.9 million was reported as compensation to our Affiliate managers under these revenue sharing arrangements. Additionally, during this period we allocated approximately $144.3 million of our Affiliates' profits to their managers (referred to on our Consolidated Statements of Income as "Minority interest").

Our Net Income reflects the revenue of our consolidated Affiliates and our share of income from Affiliates which we account for under the equity method, reduced by:

- the operating expenses of our consolidated Affiliates;
- our operating expenses (i.e., our holding company expenses, including interest, depreciation and amortization, income taxes and compensation for our employees); and
- the profits allocated to managers of our consolidated Affiliates (i.e., minority interest).

As discussed above, for consolidated Affiliates with revenue sharing arrangements, the operating expenses of the Affiliate as well as its managers' minority interest generally increase (or decrease) as the Affiliate's revenue increases (or decreases) because of the direct relationship established in many of our agreements between the Affiliate's revenue and its Operating Allocation and Owners' Allocation. At our consolidated profit-based Affiliates, expenses may or may not correspond to increases or decreases in the Affiliates' revenues.

Our level of profitability will depend on a variety of factors, including:

- those affecting the global financial markets generally and the equity markets particularly, which could potentially result in considerable increases or decreases in the assets under management at our Affiliates;
- the level of Affiliate revenue, which is dependent on the ability of our existing and future Affiliates to maintain or increase assets under management by maintaining their existing investment advisory relationships and fee structures, marketing their services successfully to new clients and obtaining favorable investment results;
- our receipt of Owners' Allocation from Affiliates with revenue sharing arrangements, which depends on the ability of our existing and future Affiliates to maintain certain levels of operating profit margins;
- the increases or decreases in the revenue and expenses of Affiliates that operate on a profit-based model;
- the availability and cost of the capital with which we finance our existing and new investments;
- our success in making new investments and the terms upon which such transactions are completed;
- the level of intangible assets and the associated amortization expense resulting from our investments;
- the level of expenses incurred for holding company operations, including compensation for our employees; and
- the level of taxation to which we are subject.

Through our affiliated investment management firms, we derive most of our revenue from the provision of investment management services. Investment management fees ("asset-based fees") are usually determined as a percentage fee charged on periodic values of a client's assets under management; most asset-based advisory fees are billed by our Affiliates quarterly. Certain clients are billed for all or a portion of their accounts based upon assets under management valued at the beginning of a billing period ("in advance"). Other clients are billed for all or a portion of their accounts based upon assets under management valued at the end of the billing period ("in arrears"). Most client accounts in the High Net Worth distribution channel are billed in advance, and most client accounts in the Institutional distribution channel are billed in arrears. Clients in the Mutual Fund distribution channel are billed based upon average daily assets under management. Advisory fees billed in advance will not reflect subsequent changes in the market value of assets under management for that period but may reflect changes due to client withdrawals. Conversely, advisory fees billed in arrears will reflect changes in the market value of assets under management for that period. In addition to generating asset-based fees, over 25 Affiliate products, representing approximately $18 billion of assets under management, also bill on the basis of absolute investment performance ("performance fees"). These products, which are primarily in the Institutional distribution channel, are generally structured to have returns that are not directly correlated to changes in broader equity indices and, if earned, the performance fee component is typically billed less frequently than an asset-based fee. Although performance fees inherently depend on investment results and will vary from period to period, we anticipate performance fees to be a recurring component of our revenue.

For certain of our Affiliates, generally where we own a minority interest, we are required to use the equity method of accounting. Consistent with this method, we have not consolidated the operating results of these firms (including their revenue) in our Consolidated Statements of Income.

Our share of these firms' profits (net of intangible amortization) is reported in "Income from equity method investments," and is therefore reflected in our Net Income and EBITDA. As a consequence, increases or decreases in these firms' assets under management (which totaled $32.2 billion as of December 31, 2005) will not affect reported revenue in the same manner as changes in assets under management at our other Affiliates.

Results of Operations

The following tables present our Affiliates' reported assets under management by operating segment (which are also referred to as distribution channels in this Annual Report) and a statement of changes for each period.

Assets under Management[1]

Operating Segment

(in billions)	2003	At December 31, 2004	2005
Mutual Fund	$ 25.4	$ 33.9	$ 49.7
Institutional	43.2	76.1	107.8
High Net Worth	22.9	19.8	26.8
	$ 91.5	$ 129.8	$ 184.3

Statement of Changes – 2003

(in billions)	Mutual Fund	Institutional	High Net Worth	Total
December 31, 2002	$ 17.0	$ 33.6	$ 20.2	$ 70.8
Net client cash flows	1.6	1.8	(1.3)	2.1
Investment performance	6.8	7.8	4.0	18.6
December 31, 2003	$ 25.4	$ 43.2	$ 22.9	$ 91.5

Statement of Changes – 2004

(in billions)	Mutual Fund	Institutional	High Net Worth	Total
December 31, 2003	$ 25.4	$ 43.2	$ 22.9	$ 91.5
Net client cash flows	2.0	1.6	(4.4)	(0.8)
New investments[2]	0.4	24.8	—	25.2
Investment performance	6.1	6.5	1.3	13.9
December 31, 2004	$ 33.9	$ 76.1	$ 19.8	$129.8

Statement of Changes – 2005

(in billions)	Mutual Fund	Institutional	High Net Worth	Total
December 31, 2004	$ 33.9	$ 76.1	$ 19.8	$129.8
Net client cash flows	4.1	8.7	(2.0)	10.8
New investments[2]	6.5	13.9	7.6	28.0
First Quadrant Limited operations[3]	—	(3.6)	—	(3.6)
Investment performance	5.2	12.7	1.4	19.3
December 31, 2005	$ 49.7	$107.8	$ 26.8	$184.3

(1) In 2005, we amended the definition of the Mutual Fund distribution channel in conjunction with our acquisition of AMG Canada, which increased the number of investment products managed by our Affiliates that are registered abroad. As a result, certain reclassifications have been made to prior period financial results of our operating segments to conform them to the amended definition. These reclassifications are not material to the financial results of any of our operating segments.

(2) We completed new Affiliate investments in Genesis Fund Managers, LLP in June 2004 and TimesSquare Capital Management, LLC and AQR Capital Management, LLC in November 2004. Additionally, in March 2004 we acquired the retail mutual fund business of Conseco Capital Management, Inc. through Managers Investment Group LLC. In January 2005, we acquired the mutual fund business of Fremont Investment Advisors Inc. through Managers Investment Group LLC. In July 2005, we completed our investments in Foyston, Gordon & Payne Inc.; Beutel, Goodman & Company Ltd.; Montrusco Bolton Investments Inc.; Deans Knight Capital Management Ltd.; Triax Capital Corporation; and Covington Capital Corporation.

(3) In August 2005, we sold our interest in First Quadrant Limited.

The operating segment analysis presented in the following table is based on average assets under management. For the Mutual Fund distribution channel, average assets under management represents an average of the daily net assets under management. For the Institutional and High Net Worth distribution channels, average assets under management represents an average of the assets at the beginning and end of each calendar quarter during the applicable period. We believe that this analysis more closely correlates to the billing cycle of each distribution channel and, as such, provides a more meaningful relationship to revenue.

(in millions, except as noted)	2003	2004	% Change	2005	% Change
Average Assets under Management (in billions)[1]					
Mutual Fund	$ 19.5	$ 27.8	43%	$ 42.7	54%
Institutional	37.6	51.8	38%	88.4	71%
High Net Worth	20.9	21.3	2%	21.6	1%
Total	$ 78.0	$ 100.9	29%	$ 152.7	51%
Revenue[2][3]					
Mutual Fund	$ 195.8	$ 261.9	34%	$ 400.3	53%
Institutional	169.6	262.3	55%	384.5	47%
High Net Worth	129.6	135.8	5%	131.7	(3%)
Total	$ 495.0	$ 660.0	33%	$ 916.5	39%
Net Income[2]					
Mutual Fund	$ 29.7	$ 37.8	27%	$ 56.8	50%
Institutional	15.7	26.9	71%	51.2	90%
High Net Worth	15.1	12.4	(18%)	11.1	(10%)
Total	$ 60.5	$ 77.1	27 %	$ 119.1	54%
EBITDA[2][4]					
Mutual Fund	$ 61.6	$ 78.7	28%	$ 110.2	40%
Institutional	47.5	71.5	51%	125.0	75%
High Net Worth	38.1	36.2	(5%)	32.3	(11%)
Total	$ 147.2	$ 186.4	27 %	$ 267.5	44%

(1) Assets under management attributable to investments that were completed during the relevant periods are included on a weighted average basis for the period from the closing date of the respective investment. Average assets under management includes assets managed by affiliated investment management firms that we do not consolidate for financial reporting purposes of $0.2 billion, $1.6 billion and $20.6 billion for 2003, 2004 and 2005, respectively.

(2) Note 21 to the Consolidated Financial Statements describes the basis of presentation of the financial results of our three operating segments. As discussed in Note 1 on page 60, in 2005, we amended the definition of the Mutual Fund distribution channel in conjunction with our acquisition of AMG Canada, which increased the number of investment products managed by our Affiliates that are registered abroad. As a result, certain reclassifications have been made to prior period financial results of our operating segments to conform them to the amended definition. These reclassifications are not material to the financial results of any of our operating segments. As discussed in Note 13 to the Consolidated Financial Statements, we are required to use the equity method of accounting for certain investments and as such do not consolidate their revenue for financial reporting purposes. Our share of profits from these investments is reported in "Income from equity method investments" and is therefore reflected in Net Income and EBITDA.

(3) We derive a small portion of our revenue from transaction-based brokerage fees and distribution fees of certain Affiliates; our percentage participation in this revenue is generally substantially less than our percentage participation in investment management fee revenue.

(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. As a measure of liquidity, we believe that EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. EBITDA is not a measure of liquidity under generally accepted accounting principles and should not be considered an alternative to cash flow from operations. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. Our use of EBITDA, including a reconciliation to cash flow from operations, is discussed in greater detail in "Liquidity and Capital Resources." For purposes of our distribution channel operating results, holding company expenses have been allocated based on the proportion of aggregate cash flow distributions reported by each Affiliate in the particular distribution channel.

Revenue

Our revenue is generally determined by the following factors:

- our assets under management, excluding assets under management associated with our equity method investments;
- the distribution of our assets across the three operating segments and our Affiliates, which realize different fee rates; and
- the performance of our products that have performance fee arrangements and the possible recognition of related fees.

In addition, the billing patterns of our Affiliates will have an impact on revenue in cases of rising or falling markets. As described previously, advisory fees billed in advance will not reflect subsequent changes in the market value of assets under management for that period, while advisory fees billed in arrears will reflect changes in the market value of assets under management for that period. As a consequence, when equity market declines result in decreased assets under management in a particular period, revenue reported on accounts that are billed in advance of that period may appear to have a relatively higher quarterly fee rate, and in the case of equity market appreciation, revenue reported on accounts that are billed in advance of that period may appear to have a relatively lower quarterly fee rate. Similarly, the timing of cash flows within a given quarter may also affect the implied fee rate.

Our revenue increased $256.5 million (or 39%) in 2005 from 2004, primarily as a result of a 51% increase in average assets under management. The increase in assets under management resulted principally from our investments in new Affiliates in 2004 and 2005, and, to a lesser extent, from positive investment performance and cash flows. The increase in revenue was proportionately less than the growth in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates. Unrelated to the change in assets under management, the increase in revenue was also a result of higher performance fees in 2005 as compared to 2004.

The increase in revenue of $165.0 million (or 33%) in 2004 from 2003 resulted principally from a 29% increase in average assets under management. The increase in average assets under management was primarily attributable to positive investment performance and, to a lesser extent, our new investments in 2004. Unrelated to the change in assets under management, the increase in revenue was also a result of higher performance fees in 2004 as compared to 2003.

The following discusses the changes in our revenue by operating segments.

Mutual Fund Distribution Channel

The increase in revenue of $138.4 million (or 53%) in 2005 from 2004 resulted principally from a 54% increase in average assets under management. The increase in average assets under management was primarily attributable to positive investment performance and net client cash flows, and, to a lesser extent, from investments in new Affiliates.

The increase in revenue of $66.1 million (or 34%) in the Mutual Fund distribution channel in 2004 from 2003 resulted principally from a 43% increase in average assets under management. The increase in average assets under management was primarily attributable to positive investment performance and, to a lesser extent, positive net client cash flows. The increase in revenue was proportionately less than the growth in average assets under management because of an increase in assets under management that realize a comparatively lower fee rate.

Institutional Distribution Channel

Our revenue increased $122.2 million (or 47%) in 2005 from 2004, primarily as a result of a 71% increase in average assets under management. The increase in assets under management resulted principally from our investments in new Affiliates in 2004 and 2005, and to a lesser extent, from positive investment performance and net client cash flows. The increase in revenue was proportionately less than the growth in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates. Unrelated to the change in assets under management, the increase in revenue was also a result of higher performance fees in 2005 as compared to 2004.

The increase in revenue of $92.7 million (or 55%) in the Institutional distribution channel in 2004 from 2003 resulted principally from a 38% increase in average assets under management. The increase in average assets under management was primarily attributable to positive investment performance and, to a lesser extent, our investments in new Affiliates and positive net client cash flows. The increase in revenue was proportionately greater than the growth in assets under management because of an increase in assets under management that realize a comparatively higher fee rate, as well as higher performance fees in 2004.

High Net Worth Distribution Channel

Revenue decreased $4.1 million (or 3%) in 2005 from 2004 in the High Net Worth distribution channel, while average assets under management increased by 1%. The increase in average assets under management was primarily attributable to investments in new Affiliates and positive investment performance that was substantially offset by net client cash outflows at Rorer Asset Management, LLC. The change in revenue was proportionately less than the change in assets under management primarily as a result of our equity method investments, as we do not consolidate the revenue or expenses of these Affiliates.

The increase in revenue of $6.2 million (or 5%) in the High Net Worth distribution channel in 2004 from 2003 resulted principally from a 2% increase in average assets under management. The increase in average assets under management was primarily attributable to positive investment performance and was partially offset by net client cash outflows, primarily at Rorer Asset Management, LLC. The increase in revenue was proportionately greater than the growth in assets under management because of an increase in assets under management that realize a comparatively higher fee rate.

Operating Expenses

The following table summarizes our consolidated operating expenses:

(in millions)	2003	2004	% Change	2005	% Change
Compensation and related expenses	$ 175.0	$ 241.6	38%	$ 365.9	51%
Selling, general and administrative	84.1	109.1	30%	162.1	49%
Amortization of intangible assets	16.2	18.3	13%	24.9	36%
Depreciation and other amortization	6.2	6.4	3%	7.0	9%
Other operating expenses	16.0	16.7	4%	21.5	29%
Total operating expenses	$ 297.5	$ 392.1	32%	$ 581.4	48%

The substantial portion of our operating expenses is incurred by our Affiliates, the majority of which is incurred by Affiliates with revenue sharing arrangements. For Affiliates with revenue sharing arrangements, an Affiliate's Operating Allocation percentage generally determines its operating expenses. Most notably, our compensation expense is generally impacted by increases or decreases in each Affiliate's revenue and therefore by corresponding increases or decreases in their respective aggregate Operating Allocations. During the year ended December 31, 2005, approximately $174.9 million, or about 48% of our consolidated compensation expense, was attributable to our Affiliate managers.

Compensation and related expenses increased 51% in 2005, following a 38% increase in 2004. The increase in 2005 was primarily a result of the relationship between revenue and operating expenses at our Affiliates with revenue sharing arrangements, which experienced aggregate increases in revenue, and accordingly, reported higher compensation expenses, and to $52.0 million in additional compensation expenses from our new investments in 2004 and 2005 (and the inclusion of the compensation expense for those Affiliates). The increase was also related to a $16.9 million increase in holding company compensation (relating to equity based and incentive compensation, as well as increases in the number of holding company personnel), with the remainder associated with our formation of Managers Investment Group. The increase in 2004 was primarily a result of the relationship between revenue and operating expenses at our Affiliates with revenue sharing arrangements, which experienced aggregate increases in revenue, and accordingly, reported higher compensation expenses. The increase was also related to $20.0 million in aggregate Affiliate expenses from our new investments in 2004 (and the inclusion of the compensation expense for those Affiliates) as well as an increase of $6.0 million in holding company compensation.

Selling, general and administrative expenses increased 49% in 2005. The increase was principally attributable to increases in sub-advisory and distribution expenses resulting from the growth in assets under management at our Affiliates in the Mutual Fund distribution channel, and the $20.1 million increase in additional Affiliate expenses from our new investments in 2004 and 2005 (and the inclusion of the additional expenses for those Affiliates). Selling, general and administrative expenses increased 30% in 2004. The increase was principally attributable to increases in sub-advisory and distribution expenses resulting from the growth in assets under management at our Affiliates in the Mutual Fund distribution channel. Also contributing to the increase were $4.9 million in aggregate Affiliate expenses from our new investments in 2004 (and the inclusion of the additional expense for those Affiliates) and $3.8 million of professional fees associated with our Sarbanes-Oxley Act compliance and new investment activities at the holding company.

Amortization of intangible assets increased 36% in 2005, principally from an increase in definite-lived intangible assets resulting from our investments in new and existing Affiliates during 2004 and 2005. Amortization of intangible assets increased 13% in 2004. The increase in amortization expense was equally attributable to amortization relating to investments in new and existing Affiliates and changes in the remaining useful lives of our existing acquired client relationships which increased amortization expense.

Depreciation and other amortization expenses increased 9% in 2005 and 3% in 2004. In 2005, the increase was principally attributable to new investments. In 2004, the increase was principally attributable to new investments and other fixed asset purchases at the holding company and other Affiliates.

Other operating expenses increased 29% in 2005, principally as a result of a $2.7 million increase in operating expenses from our new investments in 2004 and 2005 (and the inclusion of the additional expenses for those Affiliates). Other operating expenses increased 4% in 2004, principally as a result of a $1.5 million increase in occupancy costs and other expenses reported by new Affiliates in 2004 (and the inclusion of these expenses for those Affiliates), as well as a $0.6 million expense associated with an Affiliate lease termination.

Other Income Statement Data

The following table summarizes other income statement data.

(in millions)	2003	2004	% Change	2005	% Change
Income from equity method investments	$ —	$ 1.3	100%	$ 27.0	1,977%
Investment and other income	8.2	7.2	(12%)	9.3	29%
Minority interest	81.0	115.5	43%	144.3	25%
Interest expense	23.0	31.7	38%	37.4	18%
Income tax expense	41.3	51.9	26%	70.6	36%

Income from equity method investments consists of our share of income from Affiliates which are accounted for under the equity method of accounting, net of any related intangible amortization. The increases in 2004 and 2005 were primarily attributable to our investment in AQR Capital Management, LLC ("AQR").

Investment and other income primarily consists of earnings on cash and cash equivalent balances and earnings that Affiliates realize on any investments (in accordance with our Affiliate operating agreements, these earnings are generally allocated to our management partners and accordingly result in an increase in minority interest expense in our Consolidated Statements of Income). Investment and other income increased 29% in 2005, following a 12% decrease in 2004. The increase in 2005 was attributable to a $1.5 million increase in aggregate Affiliate investment income from our new investments in 2004 and 2005 (and the inclusion of the investment income for those Affiliates). In 2005, the increase in holding company investment and other income resulting from the non-recurrence of a $2.5 million loss in 2004 on our repurchase of $154.3 million of the senior notes component of our 2001 PRIDES was partially offset by a $1.7 million decrease in interest income. The decrease in 2004 was primarily attributable to a loss of $2.5 million on our repurchase of $154.3 million of the senior notes component of our 2001 PRIDES in August 2004, partially offset by a $1.5 million increase in holding company interest income and Affiliate earnings.

Minority interest increased 25% in 2005, principally as a result of the previously discussed increase in revenue. The percentage increase in minority interest was proportionately less than the percentage increase in revenue because of $9.0 million in investment spending by certain Affiliates in 2005 and our November 2004 purchase of an additional 19% interest in Friess Associates, which decreased minority interest by $9.4 million. Minority interest increased 43% in 2004, principally as a result of the previously discussed increase in revenue. In 2004, the percentage increase in minority interest was proportionately greater than the percentage increase in revenue because of an increase in revenue at profit-based Affiliates (which, as discussed above, do not necessarily result in proportionate changes in minority interest).

Interest expense increased by $5.7 million (or 18%) in 2005, following a 38% increase in 2004. The increase in 2005 was principally attributable to our floating rate convertible securities ($5.6 million), borrowings under our credit facility ($5.0 million) and our 2004 PRIDES ($1.4 million). Interest expense increased $8.7 million (or 38%) in 2004. The increase in 2004 was principally attributable to $10.9 million of interest expense in connection with our issuance of our 2004 PRIDES. In each period, the increases were partially offset by a decrease in interest expense (of $5.8 million in 2005, and $3.5 million in 2004) related to our repurchase of a majority of the senior notes component of our 2001 PRIDES in 2004.

The 36% increase in income tax expense in 2005 was principally attributable to an increase in income before taxes and was partially offset by a decrease in the effective tax rate from 40.2% to 37.2%. The 26% increase in income tax expense in 2004 was principally attributable to an increase in income before taxes and was partially offset by a decrease in the effective tax rate from 40.6% to 40.2%. The aforementioned decreases in the effective tax rates resulted primarily from the proportionate increase in income from Affiliates located in lower-taxed domestic and foreign jurisdictions and a lower relative proportion of non-deductible items. Foreign taxes are offset by U.S. foreign tax credits.

Net Income

The following table summarizes Net Income for the past three years:

(in millions)	2003	2004	% Change	2005	% Change
Net Income	$60.5	$77.1	27%	$119.1	54%

Net Income increased 54% in 2005, principally as a result of the increases in revenue and income from equity method investments, partially offset by increases in reported operating, interest, minority interest and tax expenses, as described above. Net Income increased 27% in 2004, principally as a result of the increases in revenue, partially offset by increases in reported operating, interest, minority interest and tax expenses, as described above.

Supplemental Performance Measure

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, Net Income. Cash Net Income is defined as Net Income plus amortization and deferred taxes related to intangible assets plus Affiliate depreciation. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to our acquisition of interests in our Affiliates. Cash Net Income is used by our management and Board of Directors as a principal performance benchmark, including as a measure for aligning executive compensation with stockholder value.

Since our acquired assets do not generally depreciate or require replacement by us, and since they generate deferred tax expenses that are unlikely to reverse, we add back these non-cash expenses to Net Income to measure operating performance. We add back amortization attributable to acquired client relationships because this expense does not correspond to the changes in value of these assets, which do not diminish predictably over time. The portion of deferred taxes generally attributable to intangible assets (including goodwill) that we no longer amortize but which continues to generate tax deductions is added back, because these accruals would be used only in the event of a future sale of an Affiliate or an impairment charge, which we consider unlikely. We add back the portion of consolidated depreciation expense incurred by our Affiliates because under our Affiliates' operating agreements we are generally not required to replenish these depreciating assets. Conversely, we do not add back the deferred taxes relating to our floating rate senior convertible securities or other depreciation expenses.

The following table provides a reconciliation of Net Income to Cash Net Income:

(in millions)	2003	2004	2005
Net Income	$ 60.5	$ 77.1	$ 119.1
Intangible amortization	16.2	18.3	24.9
Intangible amortization–equity method investments[1]	—	0.9	8.5
Intangible-related deferred taxes	23.9	25.8	28.8
Affiliate depreciation	4.3	4.4	4.8
Cash Net Income[2]	$ 104.9	$ 126.5	$ 186.1

(1) As discussed in Note 13 to the Consolidated Financial Statements, we are required to use the equity method of accounting for our investments in AQR, Beutel and Deans Knight, and as such do not consolidate their revenue or expenses, including intangible amortization expenses, in our income statement. Our share of these investments' amortization is reported in "Investment and other income."

(2) In 2003, we modified the definition of Cash Net Income to clarify that deferred taxes relating to our 2003 issuance of convertible securities and certain depreciation are not added back for the calculation of Cash Net Income.

Cash Net Income increased 47% in 2005 and 21% in 2004, primarily as a result of the previously described factors affecting Net Income.

Liquidity and Capital Resources

Our capital structure includes a number of convertible instruments. Our zero coupon senior convertible notes and floating rate senior convertible securities are contingently convertible securities, while our 2004 PRIDES (and previously, our 2001 PRIDES) are mandatory convertible securities. Our mandatory convertible securities are structured to issue additional equity at a pre-determined future date. Our contingently convertible securities are structured to provide us with low cash interest payments (and in the case of the zero coupon senior convertible notes, no cash interest payments), and in the case of the floating rate senior convertible securities, significant tax benefits.

We view our ratio of debt to EBITDA (our "leverage ratio") as an important gauge of our ability to service debt, make new investments and access capital. Consistent with industry practice, we do not consider our mandatory convertible security as debt for the purpose of determining our leverage ratio. As more fully discussed below, each unit of our 2004 PRIDES is comprised of a senior note and a forward purchase contract. Under the terms of the security, the exercise of the forward purchase contracts at the settlement date will result in the issuance of shares of our common stock that will generate cash proceeds sufficient to amortize debt in an amount equal to the remaining note portion of the security. We also view our leverage on a "net debt" basis by deducting our cash and cash equivalents from our debt balance. The leverage covenant of our credit facility is generally consistent with our treatment of the PRIDES security and our net debt approach. As of December 31, 2005, our leverage ratio was 2.0:1.

The following table summarizes certain key financial data relating to our liquidity and capital resources:

		December 31,	
(in millions)	2003	2004	2005
Balance Sheet Data			
Cash and cash equivalents	$ 224.3	$ 140.3	$ 140.4
Short-term investments	29.1	21.2	—
Senior debt	—	126.8	241.3
Zero coupon convertible notes	123.3	124.0	124.2
Floating rate convertible securities	300.0	300.0	300.0
Mandatory convertible securities	230.0	300.0	300.0
Cash Flow Data			
Operating cash flows	$ 116.5	$ 177.9	$ 204.1
Investing cash flows	(73.9)	(478.3)	(82.0)
Financing cash flows	153.7	215.2	(122.3)
EBITDA(1)	147.2	186.4	267.5

(1) The definition of EBITDA is presented in Note 4 on page 35.

Supplemental Liquidity Measure

As supplemental information, we provide information regarding our EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA, as calculated by us, may not be consistent with computations of EBITDA by other companies. As a measure of liquidity, we believe that EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We further believe that many investors use this information when analyzing the financial position of companies in the investment management industry.

The following table provides a reconciliation of cash flow from operations to EBITDA:

(in millions)	2003	2004	2005
Cash Flow from Operations	$ 116.5	$ 177.9	$ 204.1
Interest expense, net of non-cash items	19.0	26.9	32.5
Current tax provision	10.3	20.3	38.9
Income from equity method investments, net of distributions[1]	—	2.2	18.9
Changes in assets and liabilities and other adjustments	1.4	(40.9)	(26.9)
EBITDA	$ 147.2	$ 186.4	$ 267.5

(1) As discussed in Note 13 to the Consolidated Financial Statements, we are required to use the equity method of accounting for our investments in AQR, Beutel and Deans Knight, and as such do not consolidate their revenue or expenses, including intangible amortization.

In 2005, we met our cash requirements primarily through cash generated by operating activities and borrowings of senior debt. Our principal uses of cash were to make investments in new and existing Affiliates, repurchase shares of our common stock, repurchase debt securities and make distributions to Affiliate managers. We expect that our principal uses of cash for the foreseeable future will be for investments in new and existing Affiliates, distributions to Affiliate managers, payment of principal and interest on outstanding debt, the repurchase of debt securities, the repurchase of shares of our common stock and for working capital purposes.

Senior Revolving Credit Facility

We entered into an amended and restated senior revolving credit facility (the "Facility") in December 2005, which allows us to borrow up to $550 million at rates of interest (based either on the Eurodollar rate or the prime rate as in effect from time to time) that vary depending on our credit ratings. Subject to the agreement of the lenders (or prospective lenders) to increase their commitments, we have the option to borrow up to an aggregate of $650 million under this Facility. We expect that our Facility will mature in December 2010. The Facility contains financial covenants with respect to net worth, leverage and interest coverage. The Facility also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, cash dividends and fundamental corporate changes. Borrowings under the Facility are collateralized by pledges of all capital stock or other equity interests owned by us. As of December 31, 2005, we had $175.5 million outstanding under the Facility.

Senior Notes due 2006

In December 2001, we issued $230 million of mandatory convertible securities ("2001 PRIDES"). Each unit of the 2001 PRIDES initially consisted of (i) a senior note due November 17, 2006 with a principal amount of $25 per note ("Senior Notes due 2006"), and (ii) a forward purchase contract pursuant to which the holder agreed to purchase shares of our common stock on November 17, 2004, with the number of shares determined based upon the average trading price of our common stock for a period preceding that date.

We repurchased $154 million in aggregate principal amount of the Senior Notes due 2006 and settled the forward purchase contracts in 2004. In 2004, we issued 3.4 million shares of common stock and received proceeds of $190.8 million. During the second quarter of 2005, we repurchased $10 million of the Senior Notes due 2006; the remaining $65.8 million matures in November 2006 and has an interest rate of 5.406%.

Zero Coupon Senior Convertible Notes

In May 2001, we issued $251 million principal amount at maturity of zero coupon senior convertible notes due 2021 ("zero coupon convertible notes"), with each note issued at 90.50% of such principal amount and accreting at a rate of 0.50% per year. Following our 2003 repurchase of $116.5 million principal amount of such notes and certain conversions by holders, $134.1 million principal amount at maturity of zero coupon convertible notes remains outstanding. Each security is convertible into 17.429 shares of our common stock (at a current base conversion price of $53.07) upon the occurrence of certain events, including the following: (i) if the closing price of a share of our common stock is more than a specified price over certain periods (initially $62.36 and increasing incrementally at the end of each calendar quarter to $63.08 in April 2021); (ii) if the credit rating assigned by Standard & Poor's to the securities is below BB-; or (iii) if we call the securities for redemption. The holders may require us to repurchase the securities at their accreted value in May 2006, 2011 and 2016. If the holders exercise this option in the future, we may elect to repurchase the securities with cash, shares of our common stock or some combination thereof. We have the option to redeem the securities for cash on or after May 7, 2006 at their accreted value. Under the terms of the indenture governing the zero coupon convertible notes, a holder may convert such security into common stock by following the conversion procedures in the indenture; subject to changes in the price of our common stock, the zero coupon convertible notes may not be convertible in certain future periods.

In February 2006, we amended the zero coupon convertible notes. Under the terms of this amendment, we will pay interest from February 24, 2006 to May 7, 2008 at a rate of 0.375% per year on the principal amount at maturity of the notes. This cash interest will be paid in addition to the accrual of the original issue discount.

Floating Rate Senior Convertible Securities

In February 2003, we issued $300 million of floating rate senior convertible securities due 2033 ("floating rate convertible securities"). The floating rate convertible securities bear interest at a rate equal to 3-month LIBOR minus 0.50%, payable in cash quarterly. Each security is convertible into shares of our common stock (at a base conversion price of $54.17) upon the occurrence of certain events, including the following: (i) if the closing price of a share of our common stock exceeds $65.00 over certain periods; (ii) if the credit rating assigned by Standard & Poor's is below BB-; or (iii) if we call the securities for redemption. Upon conversion, holders of the securities will receive 18.462 shares of our common stock for each convertible security. In addition, if the market price of our common stock exceeds the base conversion price at the time of conversion, holders will receive additional shares of common stock based on the stock price at that time. Based on the trading price of our common stock as of December 31, 2005, upon conversion a holder of each security would receive an additional 3.656 shares. The holders of the floating rate convertible securities may require us to repurchase such securities in February 2008, 2013, 2018, 2023 and 2028, at their principal amount. We may choose to pay the purchase price for such repurchases with cash, shares of our common stock or some combination thereof. We may redeem the convertible securities for cash at any time on or after February 25, 2008, at their principal amount. Under the terms of the indenture governing the floating rate convertible securities, a holder may convert such security into common stock by following the conversion procedures in the indenture; subject to changes in the price of our common stock, the floating rate convertible securities may not be convertible in certain future periods.

As further described in Note 10 to the Consolidated Financial Statements, we have entered into interest rate swap contracts that effectively exchange the variable interest rate for a fixed interest rate on $150 million of the floating rate convertible securities. For the period through February 2008, we will pay a weighted average fixed rate of 3.28% on that notional amount.

The floating rate senior convertible securities are considered contingent payment debt instruments under federal income tax regulations. These regulations require us to deduct interest expense at the rate at which we would issue a non-contingent, non-convertible, fixed-rate debt instrument. When the implied interest rate for tax purposes is greater than the actual interest rate, a deferred tax expense is generated. While the implied interest rate for these securities for tax purposes is 5.62%, the actual rate is three-month LIBOR minus 0.50% (as of December 31, 2005, this rate was 4.04 %). Based on current LIBOR rates, these securities generate approximately $3.7 million of deferred taxes each year. While these deferred tax liabilities may never reverse, such liabilities will reverse if we redeem the securities on February 25, 2008 or later and if our common stock is trading at $54.17 per share or less on the date of redemption. All deferred taxes related to the securities will be reclassified to equity if the securities convert and our common stock is trading at more than $60.90 per share when it is delivered to holders.

2004 Mandatory Convertible Securities

In February 2004, we issued $300 million of mandatory convertible securities ("2004 PRIDES"). As described below, these securities are structured to provide $300 million of additional proceeds to us following a successful remarketing and the exercise of forward purchase contracts in February 2008.

Each unit of the 2004 PRIDES consists of (i) a senior note due February 2010 with a principal amount of $1,000 per note, on which we pay interest quarterly at the annual rate of 4.125%, and (ii) a forward purchase contract pursuant to which the holder has agreed to purchase shares of our common stock in February 2008. Holders of the purchase contracts receive a quarterly contract adjustment payment at the annual rate of 2.525% per $1,000 purchase contract. The current portion of the contract adjustment payments, approximately $6.6 million, is recorded in current liabilities. The number of shares to be issued in February 2008 will be determined based upon the average trading price of our common stock for a period preceding that date. Depending on the average trading price in that period, the settlement rate will range from 11.785 to 18.031 shares per $1,000 purchase contract. Based on the trading price of our common stock as of December 31, 2005, the purchase contracts would have a settlement rate of 12.461.

Each of the senior notes is pledged to us to collateralize the holder's obligations under the forward purchase contracts. Beginning in August 2007, under the terms of the 2004 PRIDES, the senior notes are expected to be remarketed to new investors. A successful remarketing will generate $300 million of gross proceeds to be used by the original holders of the 2004 PRIDES to fulfill their obligations on the forward purchase contracts. In exchange for the additional $300 million payment on the forward purchase contracts, we will issue shares of our common stock to the original holders of the senior notes. As referenced above, the number of shares of common stock to be issued will be determined by the market price of our common stock at that time. Assuming a successful remarketing, the senior notes will remain outstanding until at least February 2010.

Forward Equity Sale Agreement

In 2005, we net settled a forward equity sale agreement for approximately $14,000 in cash, which was recorded as a reduction to stockholders' equity.

Purchases of Affiliate Equity

Many of our Affiliate operating agreements provide our Affiliate managers the conditional right to require us to purchase their retained equity interests at certain intervals. These agreements also provide us a conditional right to require Affiliate managers to sell their retained equity interests to us upon their death, permanent incapacity or termination of employment and provide Affiliate managers a conditional right to require us to purchase such retained equity interests upon the occurrence of specified events. These purchases may occur in varying amounts over a period of approximately 15 years (or longer), and the actual timing and amounts of such purchases (or the actual occurrence of such purchases) generally cannot be predicted with any certainty. These purchases are generally calculated based upon a multiple of the Affiliate's cash flow distributions, which is intended to represent fair value. As one measure of the potential magnitude of such purchases, in the event that a triggering event and resulting purchase occurred with respect to all such retained equity interests as of December 31, 2005, the aggregate amount of these payments would have totaled approximately $1,021 million. In the event that all such transactions were consummated, we would own the cash flow distributions attributable to the additional equity interests purchased from our Affiliate managers. As of December 31, 2005, this amount would represent approximately $138 million on an annualized basis. We may pay for these purchases in cash, shares of our common stock or other forms of consideration. Affiliate management partners are also permitted to sell their equity interests to other individuals or entities in certain cases, subject to our approval or other restrictions. These potential purchases, combined with our other cash needs, may require more cash than is available from operations, and therefore, we may need to raise capital by making borrowings under our Facility, by selling shares of our common stock or other equity or debt securities, or to otherwise refinance a portion of these purchases.

Operating Cash Flow

Cash flow from operations generally represents net income plus non-cash charges for amortization, deferred taxes and depreciation, as well as the changes from our consolidated working capital. The increase in cash flow from operations in 2005 and 2004 resulted principally from increases in net income.

Investing Cash Flow

Changes in net cash flow from investing activities result primarily from our investments in new and existing Affiliates. Net cash flow used to make investments was $19.1 million, $474.1 million and $85.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. In 2003, payments were made to acquire additional interests in existing Affiliates. In 2004, we acquired interests in Genesis, TimesSquare, AQR, and additional interests in Friess Associates and other existing Affiliates. In 2005, we acquired interests in six Canadian Affiliates, as well as additional equity interests in other existing Affiliates.

Financing Cash Flow

The change in net cash flow from financing activities in 2005 from 2004 was primarily attributable to the repayment of $150.8 million of debt at AMG Canada in connection with our 2005 investment, as well as the net effect of higher common stock repurchases relative to issuances of common stock. This increase was partially offset by $124.5 million of net borrowings under our Facility.

The increase in net cash flow from financing activities in 2004 from 2003 was attributable to our issuance of $190.8 million of equity related to our 2001 PRIDES and greater borrowings under our Facility, and was partially offset by $194.4 million of stock repurchases associated with the issuance of our 2004 PRIDES.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005:

(in millions)	Total	Payments Due 2006	2007-2008	2009-2010	Thereafter
Contractual Obligations					
Senior debt[1]	$ 244.4	$ 68.9	$ —	$ 175.5	$ —
Senior convertible debt[1]	444.7	4.9	5.7	—	434.1
Mandatory convertible securities[1, 2]	367.3	20.0	33.3	314.0	—
Purchases of Affiliate equity[3]	1,021.1	79.8	406.0	163.1	372.2
Leases	107.9	18.4	31.4	26.8	31.3
Other liabilities[4]	21.9	14.1	7.8	—	—
Total	$ 2,207.3	$ 206.1	$ 484.2	$ 679.4	$ 837.6

(1) The timing of debt payments assumes that outstanding debt is settled for cash or common stock at the applicable maturity dates. The amounts include the cash payment of fixed interest.

(2) As more fully discussed on page 41, consistent with industry practice, we do not consider our mandatory convertible securities as debt for the purpose of determining our leverage ratio. Under the terms of our mandatory convertible securities, the exercise of the forward purchase contract component at the settlement date will result in the issuance of shares of our common stock and will generate cash proceeds to amortize debt in an amount equal to the remaining note portion of the securities.

(3) Purchases of Affiliate equity reflect our estimates of conditional purchases of additional equity in our Affiliates and assume that all conditions to such purchases are met and that such purchases will all be effected on the date that they are first exercisable. As described previously, these purchases may occur in varying amounts over the next 15 years (or longer), and the actual timing and amounts of such purchases (or the actual occurrence of such purchases) generally cannot be predicted with any certainty. Additionally, in many instances we have the discretion to settle these purchases with our common stock and in all cases can consent to the transfer of these interests to other individuals or entities. As one measure of the potential magnitude of such purchases, assuming that all such purchases had been effected as of December 31, 2005, the aggregate purchase amount would have totaled approximately $1,021 million. Assuming the closing of such additional purchases, we would own the prospective cash flow distributions associated with all additional equity so purchased, estimated to be approximately $138 million on an annualized basis as of December 31, 2005.

(4) Other liabilities reflect amounts payable to Affiliate managers related to our purchase of additional Affiliate equity interests.

Interest Rate Sensitivity

Our revenue is derived primarily from fees which are based on the values of assets managed. Such values are affected by changes in the broader financial markets which are, in part, affected by changing interest rates. We cannot predict the effects that interest rates or changes in interest rates may have on either the broader financial markets or our Affiliates' assets under management and associated fees.

We pay a variable rate of interest on our senior revolving credit facility ($175.5 million outstanding as of December 31, 2005) and on $150 million of our floating rate senior convertible securities. Based on these variable rate borrowings, we estimate that a 100 basis point (1%) change in interest rates would result in a net annual change to interest expense of approximately $3.3 million.

We have fixed rates of interest on the senior notes component of our 2004 PRIDES, our Senior Notes due 2006 and our zero coupon senior convertible notes. While a change in market interest rates would not affect the interest expense incurred on these securities, such a change may affect the fair value of these securities. We estimate that a 100 basis point (1%) change in interest rates as of December 31, 2005 would result in a net change in the fair value of our securities of approximately $1.0 million at December 31, 2005.

Market Risk

From time to time, we seek to offset our exposure to changing interest rates under our debt financing arrangements by entering into interest rate hedging contracts. As of December 31, 2005, we were a party, with three major commercial banks as counterparties, to $150 million notional amount interest rate swap contracts which fix the interest rate on the notional amount to a weighted average interest rate of approximately 3.28% for the period from February 2005 to February 2008. The unrealized gain on these interest rate swap contracts as of December 31, 2005 was $3.0 million. We estimate that a 100 basis point (1%) change in interest rates as of December 31, 2005 would result in a net change in the unrealized value of approximately $3.3 million. There can be no assurance that our hedging contracts will meet their overall objective of reducing our interest expense or that we will be successful in obtaining hedging contracts in the future on our existing or any new indebtedness.

We operate primarily in the United States, and accordingly most of our consolidated revenue and associated expenses are denominated in U.S. dollars. We also provide services and earn revenue in Canada and across Europe; therefore, the portion of our revenue and expenses denominated in foreign currencies may be impacted by movements in currency exchange rates. The valuations of our foreign Affiliates are impacted by fluctuations in foreign exchange rates, which could be recorded as a component of Stockholders' Equity. To illustrate the effect of possible changes in currency exchange rates, as of December 31, 2005, we estimate that a 1% change in the Canadian dollar to U.S. dollar exchange rate would result in a change to Stockholders' Equity of approximately $2.6 million (or 0.3%).

Recent Accounting Developments

Emerging Issues Task Force Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-08"), became effective in the fourth quarter of 2004. EITF 04-08 states that any shares of common stock that may be issued to settle contingently convertible securities (such as the shares that underlie our zero coupon convertible notes and floating rate convertible securities) must be considered issued in the calculation of diluted earnings per share, regardless of whether the market price trigger (or other contingent feature) in these securities has been met. This is commonly referred to as the "if-converted" method. EITF 04-08 requires the retroactive application to earnings per share measurements for all prior periods presented. The application of EITF 04-08 had the impact of reducing earnings per share by $0.28, $0.42 and $0.15 in each of the years ending December 31, 2003, 2004 and 2005, respectively.

In December 2004, the Financial Accounting Standards Board ("FASB") revised Statement of Financial Accounting Standards No. 123 ("FAS 123(R)"), requiring the measurement of the cost of all employee share-based payments (including stock option awards) in financial statements using a fair-value based method. We adopted FAS 123(R) in the first quarter of fiscal 2006. In connection with our adoption, compensation expense will be recognized in 2006 for new awards and awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation expense will be recognized for the portion of all outstanding awards for which the required service has not yet been rendered. These compensation expenses will not have a material impact on our consolidated financial results. FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently presented. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

On June 29, 2005, the FASB ratified the Emerging Issues Task Force's consensus on EITF Issue No. 04-05 ("EITF 04-05"), which provides a new framework for addressing when a general partner in a limited partnership controls the partnership. EITF 04-05 applies immediately to any limited partnerships formed after June 29, 2005, other limited partnerships that modify their partnership agreements after June 29, 2005, and to all other limited partnerships beginning January 1, 2006. As a result of EITF 04-05, certain of our Affiliates will be required to consolidate certain investment partnerships in which they hold a general partnership interest. These Affiliates currently report their interests in these partnerships under the equity method of accounting.

Beginning on January 1, 2006, approximately $115 million of fund assets will be consolidated, and minority interest will increase in a corresponding amount. Any change in the fair value of these consolidated assets will impact our results of operations, and a corresponding minority interest expense (or income) will be recognized. The adoption of EITF 04-05 will not have a material impact on our stockholders' equity or net income.

Critical Accounting Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting estimates and judgments. These policies are affected significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Valuation

In allocating the purchase price of our investments and testing our assets for impairment, we make estimates and assumptions to determine the value of our acquired client relationships, operating segments, and equity method investments. We also assess the value of minority interests held by our Affiliate managers in establishing the terms for their transfer.

In these valuations, we make assumptions of the growth rates and useful lives of existing and prospective client accounts. Additionally, we make assumptions of, among other factors, projected future earnings and cash flow, valuation multiples, tax benefits and discount rates. In certain instances, we engage third party consultants to perform independent evaluations. The impact of many of these assumptions are material to our financial condition and operating performance and, at times, are subjective. If we used different assumptions, the carrying value of our equity method investments, our intangible assets and the related amortization could be stated differently and our impairment conclusions could be modified. Additionally, the use of different assumptions to value our minority interests could change the amount of compensation expense, if any, we report upon their transfer.

Intangible Assets

At December 31, 2005, the carrying amounts of our intangible asset balances are as follows:

(in millions)	
Definite-lived acquired client relationships	$ 227.4
Indefinite-lived acquired client relationships	256.3
Goodwill	1,093.2

These amounts exclude $93.8 million of definite-lived acquired client relationships, and $186.6 million of goodwill that are reported within Equity investments in Affiliates.

We amortize our definite-lived acquired client relationships over their expected useful lives. We reassess these lives each quarter based on historical attrition rates and other events and circumstances that may in the future influence these rates. Significant judgment is required to estimate the period that these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on the amount of our amortization expense. For example, if we reduced the weighted average remaining life of our definite-lived acquired client relationships by one year, our amortization expense would increase by approximately $2.5 million per year. We assess each of our definite-lived acquired client relationships for impairment at least annually by comparing their carrying value to their projected undiscounted cash flows. In the fourth quarter of 2005, we performed our most recent annual impairment test, and no impairment was identified.

We do not amortize our indefinite-lived acquired client relationships because we expect these contracts will contribute to our cash flows indefinitely. Each quarter, we assess whether events and circumstances have occurred that indicate these relationships might have a definite life. We test the carrying amount of each of our indefinite-lived acquired client relationships at least annually, or at such time that we conclude the assets no longer have an indefinite life by comparing the carrying amount of each asset to its fair value. We derive the fair value of each of our indefinite-lived acquired client relationships primarily based on discounted cash flow analysis. Our valuation analysis reflects assumptions of the growth of the assets, discount rates and other factors. Changes in the estimates used in these valuations could materially affect the impairment conclusion. In the fourth quarter of 2005, we performed our most recent annual impairment test and no impairment was identified.

We test the carrying amount of the goodwill in each of our three operating segments at least annually by comparing their carrying amount to an estimate of fair value. We establish the fair value of each of our operating segments primarily based on price earnings multiples. Changes in the estimates used in this test could materially affect our impairment conclusion. In the third quarter of 2005, we performed our most recent annual impairment test and no impairment was identified.

Equity Method Investments

We account for certain of our Affiliate investments under the equity method of accounting. Accordingly, we evaluate these investments for impairment by assessing whether the fair value of the investment has declined below its carrying value for a period considered to be other than temporary. Additionally, we would consider the magnitude of any decline in market value and the expected holding period of the investment.

If we determine that a decline in market value below our carrying value is other than temporary, an impairment charge would be recognized in the Consolidated Statements of Income to write down the carrying value of the investment to its fair value. In the fourth quarter of 2005, we completed our evaluation of investments accounted for under the equity method and no impairment was identified.

Deferred Taxes

Our deferred tax liabilities are generated primarily from tax-deductible intangible assets and from our floating rate convertible securities. As more fully described below, we generally believe that our intangible-related deferred taxes (which increased by approximately $28.8 million in 2005) are unlikely to reverse, and believe that the deferred tax liabilities for our floating rate convertible securities may not reverse. As such, we currently believe the economic benefit we realize from these sources will be permanent.

Most of our intangible assets are tax-deductible because we generally structure our Affiliate investments as cash transactions that are taxable to the sellers. Intangible assets associated with our recent investment in AMG Canada, however, are not deductible for tax purposes. We record deferred taxes because a substantial majority of our intangible assets do not amortize for financial statement purposes, but do amortize for tax purposes, thereby creating tax deductions that reduce our current cash taxes. These liabilities will reverse only in the event of a sale of an Affiliate or an impairment charge, events we consider unlikely to occur. Under current accounting rules, we are required to accrue the estimated cost of such a reversal as a deferred tax liability. As of December 31, 2005, our estimate of the tax liability associated with such a sale or impairment charge was approximately $139.9 million.

Our floating rate convertible securities also generate deferred tax liabilities because our interest deductions for tax purposes are greater than our interest expense for financial statement purposes. As described in greater detail on page 44, if our stock price exceeds $60.90 per share when the securities are converted, the cumulative tax savings realized in prior periods ($9.9 million at December 31, 2005) will be reclassified to equity. As of December 31, 2005, our stock price was $80.25. Beginning in February 2008, we have the right to redeem these securities, which could result in our realization of these benefits.

In addition, we also regularly assess our deferred tax assets, which consist primarily of state credits and loss carryforwards, in order to determine the need for valuation allowances. In our assessment we make assumptions about future taxable income that may be generated to utilize these assets, which have limited lives. If we determine that we are unlikely to realize the benefit of a deferred tax asset, we would establish a valuation allowance that would increase our tax expense in the period of such determination. As of December 31, 2005, we had a valuation allowance for all state tax credit and loss carryforwards.

Changes in our tax position could have a material impact on our earnings. For example, a 1% increase to our statutory tax rate attributable to our deferred tax liabilities would result in an increase of approximately $4.9 million in our tax expense in the period of such determination.

Revenue Recognition

The majority of our consolidated revenue represents advisory fees (asset-based and performance-based). Our Affiliates recognize asset-based advisory fees quarterly as they render services to their clients. In addition to generating asset-based fees, over 25 Affiliate products, representing approximately $18 billion of assets under management, also bill on the basis of absolute investment performance ("performance fees"). These products, which are primarily in the Institutional distribution channel, are generally structured to have returns that are not directly correlated to changes in broader equity indices and, if earned, the performance fee component is typically billed less frequently than the asset-based fee. Our Affiliates recognize performance fees only when the fee becomes billable. Although performance fees inherently depend on investment results and will vary from period to period, we anticipate performance fees to be a recurring component of our revenue.

Economic and Market Conditions

The asset management industry is an important segment of the financial services industry and has been a key driver of growth in financial services over the last decade. As of June 30, 2005, according to the most recent available data, industry-wide assets under management across the Mutual Fund, Institutional and High Net Worth distribution channels totaled approximately $25.3 trillion in the United States. We believe prospects for overall industry growth (estimated by a global securities firm to increase at a compound rate of 7% to 9% annually over the next five years) remain strong. We expect that this growth will be driven by market-related increases in assets under management, broad demographic trends and wealth creation related to growth in gross domestic product, and will be experienced in varying degrees across each of the principal distribution channels for our Affiliates' products.

In the Mutual Fund distribution channel, according to a 2005 industry report, more than 91 million individuals in almost 54 million households in the United States are invested in mutual funds. In 2005, net cash flows to equity mutual funds totaled nearly $244 billion, and aggregate mutual fund assets totaled $8.5 trillion at the end of 2005. We anticipate that inflows to mutual funds will continue and that aggregate mutual fund assets, particularly those in equity mutual funds, will continue to increase in line with long-term market growth.

Assets in the Institutional distribution channel are primarily in retirement plans, including both defined benefit and defined contribution plans, endowments and foundations, and totaled approximately $8.8 trillion as of June 30, 2005. Although the majority of Institutional assets are in equities (estimated to be 60% in 2004), allocations to alternative investments have continued to increase. According to a recent study of institutional investors, allocations of institutional assets to hedge funds (a core component of alternative investments) have grown from 2.5% of assets in 2001 to 7.7% in 2005, and are expected to increase to 9.1% by 2007. We anticipate that the combination of an aging work force and long-term market growth should contribute to the ongoing strength of this distribution channel.

The High Net Worth distribution channel is comprised broadly of high net worth and affluent individuals, family trusts and managed accounts. Within this channel, ultra high net worth and high net worth families and individuals (those having at least $1 million in investable assets) had aggregate assets of $9.3 trillion at the end of 2004; industry experts expect assets in this segment of the channel to grow to $13.9 trillion by the end of 2009. We believe that affluent individuals (those having between $250,000 and $1 million in investable assets) represent an important source of asset growth within the High Net Worth channel, as the number of such individuals and the amount of investable assets increases, and the popularity of separately managed account investment products for affluent individuals continues to grow. According to a recent industry report, assets in separately managed accounts totaled approximately $678.1 billion at the end of 2005 (a nearly 18% increase over year end 2004) and are expected to reach $1.5 trillion by 2011.

International Operations

Genesis has offices in London, Guernsey and Chile. Tweedy, Browne Company LLC, which is based in New York, maintains a research office in London. DFD Select Group, S.A.R.L., a subsidiary of DFD Select Group Limited (in which we own a minority interest), is organized and headquartered in Paris, France. We also have six Affiliates located in Canada. In the future, we may invest in other investment management firms which are located and/or conduct a significant part of their operations outside of the United States. There are certain risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting investment advisory fees receivable, less stringent legal, regulatory and accounting regimes, political instability, fluctuations in currency exchange rates, expatriation controls, expropriation risks and potential adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on our affiliated investment management firms that have international operations or on other investment management firms in which we may invest in the future and, consequently, on our business, financial condition and results of operations.

Inflation

We do not believe that inflation or changing prices have had a material impact on our results of operations. See "Market Risk."

Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative disclosures about how we are affected by market risk, see "Market Risk."

Selected Financial Data

Set forth below are selected financial data for the last five years. This data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and accompanying notes included elsewhere in this Annual Report.

	For the Years Ended December 31,				
(in thousands, except as indicated and per share data)	2001	2002	2003	2004	2005
Statement of Income Data					
Revenue	$ 408,210	$ 482,536	$ 495,029	$ 659,997	$ 916,492
Net Income(1)	49,989	55,942	60,528	77,147	119,069
Earnings per share—diluted(1)	1.44	1.52	1.57	2.02	2.81
Average shares outstanding—diluted	36,913	38,241	40,113	39,645	44,690
Other Financial Data					
Assets under Management					
(at period end, in millions)	$ 81,006	$ 70,809	$ 91,524	$ 129,802	$ 184,310
Cash Flow from (used in):					
Operating activities	$ 96,925	$ 127,300	$ 116,515	$ 177,886	$ 204,078
Investing activities	(343,674)	(138,917)	(73,882)	(478,266)	(82,029)
Financing activities	288,516	(34,152)	153,697	215,243	(122,267)
EBITDA(2)	132,143	138,831	147,215	186,434	267,463
Cash Net Income(3)	84,090	99,552	104,944	126,475	186,103
Balance Sheet Data					
Intangible assets(4)	$ 974,956	$1,113,064	$1,116,036	$1,328,976	$1,576,941
Total assets(4)	1,160,321	1,242,994	1,519,205	1,933,421	2,321,636
Senior debt(5)	25,000	—	—	126,750	241,250
Senior convertible debt(6)	227,894	229,023	423,340	423,958	424,232
Mandatory convertible securities(7)	200,000	230,000	230,000	300,000	300,000
Other long-term obligations(8)	61,876	87,860	108,851	155,565	202,772
Stockholders' equity	543,340	571,861	614,769	707,692	817,381

(1) Net Income and Earnings per share for the year ended December 31, 2001 do not reflect changes in the accounting for intangible assets from the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), in 2002, and therefore are not directly comparable to the operating results of the other periods presented.

(2) The definition of EBITDA is presented in Note 4 on page 35. Our use of EBITDA, including a reconciliation to cash flow from operations, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Cash Net Income is defined as Net Income plus amortization and deferred taxes related to intangible assets plus Affiliate depreciation. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of interests in our affiliated investment management firms. Cash Net Income is not a measure of financial performance under generally accepted accounting principles and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Our use of Cash Net Income, including a reconciliation of Cash Net Income to Net Income, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the year ended December 31, 2001, prior to our adoption of FAS 142, we defined Cash Net Income as "Net Income plus depreciation and amortization." In connection with our adoption of FAS 142 in 2002, we modified our definition to be "Net Income plus depreciation, amortization and deferred taxes." In 2003, in connection with our issuance of convertible securities, we modified this definition to clarify that deferred taxes relating to these convertible securities and certain depreciation are not added back for the calculation of Cash Net Income. If we had used our current definition of Cash Net Income beginning in 2001, Cash Net Income for 2001 and 2002 would have been $88.6 million and $97.6 million, respectively.

(4) Intangible and total assets have increased as we have made new or additional investments in affiliated investment management firms. The intangible asset balance presented above excludes $251 million and $280 million of intangible assets reported within Equity investments in Affiliates for the years ended December 31, 2004 and 2005, respectively.

(5) Senior debt includes outstanding borrowings under our credit facility and, beginning in 2004, our Senior Notes due 2006. As of December 31, 2005, our Senior Notes due 2006 ($65.8 million) are reported as a current liability.

(6) Senior convertible debt consists of our zero coupon senior convertible notes, and beginning in 2003, our floating rate senior convertible securities.

(7) Mandatory convertible securities consist of our 2001 PRIDES through 2003 and, beginning in 2004, our 2004 PRIDES.

(8) Other long-term obligations consist principally of deferred income taxes, payables to related parties and the contract adjustment payment liability of our 2004 PRIDES.

Management's Report on Internal Control Over Financial Reporting

Management of Affiliated Managers Group, Inc. (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting processes are designed under the supervision of the Company's chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

As of December 31, 2005, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2005 was effective.

Management has excluded Foyston, Gordon & Payne Inc.; Montrusco Bolton Investments Inc.; Triax Capital Corporation; and Covington Capital Corporation from our assessment of internal control over financial reporting as of December 31, 2005 because the Company acquired these Affiliates in purchase business combinations during 2005. (Beutel, Goodman & Company Ltd. and Deans Knight Capital Management Ltd., are equity method investments and, as such, our assessment does not extend to these investees' internal controls over financial reporting, but does extend to the Company's controls over equity method investee amounts recorded in our consolidated financial statements). Foyston, Gordon, & Payne Inc., Montrusco Bolton Investments Inc., Triax Capital Corporation, and Covington Capital Corporation are consolidated Affiliates whose combined total assets and combined total revenues represent 13% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report beginning on page 54 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Affiliated Managers Group, Inc.:

We have completed integrated audits of Affiliated Managers Group, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Affiliated Managers Group, Inc. (the "Company") at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 53 of this Annual Report, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Foyston, Gordon & Payne Inc., Montrusco Bolton Investments Inc., Triax Capital Corporation, and Covington Capital Corporation from its assessment of internal control over financial reporting as of December 31, 2005 because the Company acquired these affiliates in purchase business combinations during 2005. We have also excluded Foyston, Gordon & Payne Inc., Montrusco Bolton Investments Inc., Triax Capital Corporation, and Covington Capital Corporation from our audit of internal control over financial reporting. Foyston, Gordon & Payne Inc., Montrusco Bolton Investments Inc., Triax Capital Corporation, and Covington Capital Corporation are consolidated affiliates whose combined total assets and combined total revenues represent 13% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 15, 2006

Consolidated Statements of Income

(dollars in thousands, except per share data)	For the Years Ended December 31, 2003	2004	2005
Revenue	$ 495,029	$ 659,997	$ 916,492
Operating expenses:			
Compensation and related expenses	174,992	241,633	365,960
Selling, general and administrative	84,059	109,066	162,078
Amortization of intangible assets	16,176	18,339	24,873
Depreciation and other amortization	6,231	6,369	7,029
Other operating expenses	16,056	16,708	21,497
	297,514	392,115	581,437
Operating income	197,515	267,882	335,055
Non-operating (income) and expenses:			
Investment and other income	(8,245)	(7,195)	(9,315)
Income from equity method investments	—	(1,265)	(26,971)
Interest expense	22,976	31,725	37,426
	14,731	23,265	1,140
Income before minority interest and income taxes	182,784	244,617	333,915
Minority interest	(80,952)	(115,524)	(144,263)
Income before income taxes	101,832	129,093	189,652
Income taxes—current	10,255	20,330	38,895
Income taxes—intangible-related deferred	23,899	25,791	28,791
Income taxes—other deferred	7,150	5,825	2,897
Net Income	$ 60,528	$ 77,147	$ 119,069
Earnings per share—basic(1)	$ 1.90	$ 2.57	$ 3.54
Earnings per share—diluted(1)	$ 1.57	$ 2.02	$ 2.81
Average shares outstanding—basic(1)	31,867,989	29,994,560	33,667,542
Average shares outstanding—diluted(1)	40,113,040	39,644,676	44,689,655
Supplemental disclosure of total comprehensive income:			
Net Income	$ 60,528	$ 77,147	$ 119,069
Other comprehensive income	1,188	593	15,219
Total comprehensive income	$ 61,716	$ 77,740	$ 134,288

(1) Earnings per share and average shares outstanding reflect the Company's retroactive application of EITF 04-08 to each of the periods presented. See Note 16 for the calculation of Earnings per share – diluted.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands)	December 31, 2004	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 140,277	$ 140,423
Short-term investments	21,173	—
Investment advisory fees receivable	91,487	148,850
Prepaid expenses and other current assets	24,795	48,529
Total current assets	277,732	337,802
Fixed assets, net	40,953	50,592
Equity investments in Affiliates	252,597	301,476
Acquired client relationships, net	440,409	483,692
Goodwill	888,567	1,093,249
Other assets	33,163	54,825
Total assets	$ 1,933,421	$ 2,321,636
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 114,350	$ 176,711
Senior debt	—	65,750
Payables to related party	17,728	14,127
Total current liabilities	132,078	256,588
Senior debt	126,750	175,500
Senior convertible debt	423,958	424,232
Mandatory convertible securities	300,000	300,000
Deferred income taxes	124,168	182,623
Other long-term liabilities	31,397	20,149
Total liabilities	$ 1,138,351	$ 1,359,092
Commitments and contingencies (Note 12)	—	—
Minority interest	87,378	145,163
Stockholders' equity:		
Common stock ($.01 par value; 83,000 shares authorized; 38,680 shares outstanding in 2004 and 39,024 shares outstanding in 2005)	387	390
Additional paid-in capital	566,776	593,090
Accumulated other comprehensive income	1,537	16,756
Retained earnings	384,119	503,188
	952,819	1,113,424
Less: treasury stock, at cost (5,395 shares in 2004 and 5,425 shares in 2005)	(245,127)	(296,043)
Total stockholders' equity	707,692	817,381
Total liabilities and stockholders' equity	$ 1,933,421	$ 2,321,636

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands)	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Shares	Treasury Shares at Cost
December 31, 2002	35,276,712	$ 235	$ 405,769	$ (244)	$ 246,444	(2,679,486)	$ (80,343)
Stock issued for option exercises	—	—	(359)	—	—	510,620	11,735
Tax benefit of option exercises	—	—	3,039	—	—	—	—
Stock issued to settle notes payable	—	—	—	—	—	15,178	465
Repurchase of stock	—	—	—	—	—	(1,116,750)	(33,688)
Net Income	—	—	—	—	60,528	—	—
Other comprehensive income	—	—	—	1,188	—	—	—
December 31, 2003	35,276,712	$ 235	$ 408,449	$ 944	$ 306,972	(3,270,438)	$ (101,831)
Stock issued for option exercises	—	—	(3,132)	—	—	714,516	22,521
Tax benefit of option exercises	—	—	8,027	—	—	—	—
Issuance costs	—	—	(9,263)	—	—	—	—
2004 PRIDES contract adjustment payment	—	—	(24,000)	—	—	—	—
Issuance of Affiliate equity interests	—	—	(7,519)	—	—	—	—
Stock split	—	118	(118)	—	—	—	—
Cash in lieu of fractional shares	—	—	(103)	—	—	—	—
Stock issued to settle 2001 PRIDES	3,403,742	34	194,435	—	—	647,704	28,499
Repurchase of stock	—	—	—	—	—	(3,486,512)	(194,316)
Net Income	—	—	—	—	77,147	—	—
Other comprehensive income	—	—	—	593	—	—	—
December 31, 2004	38,680,454	$ 387	$ 566,776	$ 1,537	$ 384,119	(5,394,730)	$ (245,127)
Stock issued under option and other incentive plans	—	—	(34)	—	—	1,152,947	39,269
Tax benefit of option exercises	—	—	13,942	—	—	—	—
Issuance of Affiliate equity interests	—	—	2,231	—	—	—	—
Settlement of forward equity sale agreement	—	—	(14,378)	—	—	—	—
Conversions of zero coupon convertible notes	—	—	—	—	—	6,533	347
Stock issued in connection with Affiliate investment	343,204	3	24,553	—	—	—	—
Repurchase of stock	—	—	—	—	—	(1,189,700)	(90,532)
Net Income	—	—	—	—	119,069	—	—
Other comprehensive income	—	—	—	15,219	—	—	—
December 31, 2005	39,023,658	$ 390	$ 593,090	$16,756	$ 503,188	(5,424,950)	$ (296,043)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	For the Years Ended December 31, 2003	2004	2005
Cash flow from operating activities:			
Net Income	$ 60,528	$ 77,147	$ 119,069
Adjustments to reconcile Net Income to cash flow from operating activities:			
Amortization of intangible assets	16,176	18,339	24,873
Amortization of debt issuance costs	3,286	3,641	3,018
Depreciation and other amortization	6,231	6,369	7,029
Deferred income tax provision	31,049	31,616	31,688
Accretion of interest	713	1,155	1,896
Income from equity method investments, net of amortization	—	(1,265)	(26,971)
Distributions received from equity method investments	—	—	16,565
Tax benefit from exercise of stock options	3,039	8,027	13,942
Other adjustments	(555)	2,493	(2,231)
Changes in assets and liabilities:			
Increase in investment advisory fees receivable	(14,490)	(26,199)	(53,846)
(Increase) decrease in other current assets	(7,033)	1,827	(8,258)
(Increase) decrease in non-current other receivables	663	(9,992)	(126)
Increase in accounts payable, accrued expenses and other liabilities	6,612	16,386	32,217
Increase in minority interest	10,296	48,342	45,213
Cash flow from operating activities	116,515	177,886	204,078
Cash flow used in investing activities:			
Costs of investments in Affiliates, net of cash acquired	(19,052)	(474,104)	(85,175)
Purchase of fixed assets	(23,889)	(6,977)	(14,523)
Purchase of investment securities	(30,927)	(37,080)	(6,393)
Sale of investment securities	—	39,955	24,062
Increase in other assets	(14)	(60)	—
Cash flow used in investing activities	(73,882)	(478,266)	(82,029)
Cash flow from (used in) financing activities:			
Borrowings of senior bank debt	85,000	134,000	224,500
Repayments of senior bank debt	(85,000)	(83,000)	(100,000)
Repayments of debt assumed in new investment	—	—	(150,811)
Issuance of convertible securities	300,000	300,000	—
Repurchase of convertible securities	(105,841)	(124,525)	—
Repurchase of senior debt securities	—	—	(10,000)
Issuance of common stock	11,375	210,232	28,892
Repurchase of common stock	(33,688)	(194,420)	(82,317)
Settlement of forward equity sale agreement	—	—	(14,008)
Issuance costs	(7,850)	(12,800)	(2,660)
Repayment of notes payable and other liabilities	(10,299)	(14,244)	(15,863)
Cash flow from (used in) financing activities	153,697	215,243	(122,267)
Effect of foreign exchange rate changes on cash flow	244	1,132	364
Net increase (decrease) in cash and cash equivalents	196,574	(84,005)	146
Cash and cash equivalents at beginning of period	27,708	224,282	140,277
Cash and cash equivalents at end of period	$ 224,282	$ 140,277	$ 140,423
Supplemental disclosure of cash flow information:			
Interest paid	$ 19,763	$ 30,913	$ 39,381
Income taxes paid	9,918	12,240	29,290
Supplemental disclosure of non-cash financing activities:			
Stock issued to settle 2001 PRIDES	—	28,499	—
Stock issued for zero coupon senior convertible note conversions	—	—	347
Payables recorded for Affiliate equity purchases	938	18,518	4,567
Notes received for Affiliate equity sales	1,050	—	5,205
Stock received for the exercise of stock options	200	206	800
Gain realized from settlement of forward purchase contracts	—	3,719	—
Stock issued in new investment	—	—	24,556
Debt assumed in new investment	—	—	150,811

The accompanying notes are an integral part of the Consolidated Financial Statements.

1 Business and Summary of Significant Accounting Policies

Organization and Nature of Operations

Affiliated Managers Group, Inc. ("AMG" or the "Company") is an asset management company with equity investments in a diverse group of mid-sized investment management firms ("Affiliates"). AMG's Affiliates currently provide investment management services in the United States, Canada and the United Kingdom to mutual funds, institutional clients and high net worth individuals. Fees for services are largely asset-based and, as a result, the Company's revenue may fluctuate based on the performance of financial markets.

In January 2005, the Company formed Managers Investment Group LLC ("Managers" or "Managers Investment Group," the successor to The Managers Funds LLC), a distribution platform designed to expand its Affiliates' product offerings and distribution capabilities. Managers operates as a single point of contact for retail intermediaries, offering more than 40 AMG Affiliate products to mutual fund and separate account investors through banks, brokerage firms, insurance companies, and other sponsored platforms such as defined contribution plans.

In July 2005, the Company completed an investment in equity interests in six Canadian asset management firms: Foyston, Gordon & Payne Inc.; Beutel, Goodman & Company Ltd. ("Beutel"); Montrusco Bolton Investments Inc.; Deans Knight Capital Management Ltd. ("Deans Knight"); Triax Capital Corporation; and Covington Capital Corporation. The Company acquired these interests and certain other assets through the acquisition of First Asset Management Inc. ("First Asset"), a privately-held Canadian asset management company. In connection with the transaction, First Asset was re-named AMG Canada Corp. ("AMG Canada"). These firms manage approximately 100 investment products, including Canadian, U.S. and international value and growth equity products, as well as balanced, fixed income, venture capital and structured products.

Affiliates are either organized as limited partnerships, limited liability partnerships, limited liability companies, or corporations. AMG has contractual arrangements with many of its Affiliates whereby a percentage of revenue is allocable to fund Affiliate operating expenses, including compensation (the "Operating Allocation"), while the remaining portion of revenue (the "Owners' Allocation") is allocable to AMG and the other partners or members, generally with a priority to AMG. In certain other cases, the Affiliate is not subject to a revenue sharing arrangement, but instead operates on a profit-based model. In these cases, AMG participates fully in any increase or decrease in the revenue or expenses of such firms. In situations where AMG holds a minority equity interest, the revenue sharing arrangement generally allocates a percentage of the Affiliate's revenue with the balance to be used to pay operating expenses and profit distributions to the other owners.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All dollar amounts except per share data in the text and tables herein are stated in thousands unless otherwise indicated. Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

Principles of Consolidation

The Company evaluates the risk, rewards, and significant terms of each of its Affiliate and other investments to determine the appropriate method of accounting. Majority-owned or otherwise controlled investments are consolidated. In many of its Affiliate investments, AMG is, directly or indirectly, the sole general partner (in the case of Affiliates which are limited partnerships), managing partner (in the case of Affiliates which are limited liability partnerships), sole manager member (in the case of Affiliates which are limited liability companies) or principal shareholder (in the case of Affiliates which are corporations). As a result, the Company generally consolidates its Affiliate investments. Investments that are determined to be Variable Interest Entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. 46, as revised, are consolidated if AMG or a consolidated Affiliate is the primary beneficiary of the investment.

For Affiliate operations consolidated into these financial statements, the portion of the income allocated to owners other than AMG is included in Minority interest in the Consolidated Statements of Income. Minority interest on the Consolidated Balance Sheets includes capital and undistributed income owned by the managers of the consolidated Affiliates. All material intercompany balances and transactions have been eliminated.

AMG applies the equity method of accounting to investments where AMG or an Affiliate does not hold a majority equity interest but has the ability to exercise significant influence (generally at least a 20% interest or a general partner interest) over operating and financial matters. AMG or an Affiliate also applies the equity method when their minority shareholders have rights to participate in substantive operating decisions (e.g., approval of annual operating budgets, major financings, selection of senior management, etc.). For equity method investments, AMG's or the Affiliate's portion of income before taxes is included in Income from equity method investments. Other investments in which AMG or an Affiliate own less than a 20% interest and does not exercise significant influence are accounted for under the cost method. Under the cost method, income is recognized as dividends when, and if, declared.

The effect of any changes in the Company's equity interests in its Affiliates resulting from the issuance of an Affiliate's equity by the Company or one of its Affiliates is included as a component of stockholders' equity, net of the related income tax effect in the period of the change.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market mutual funds, with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value due to the short-term maturity of these investments.

Short-term Investments

Short-term investments consist of auction rate securities classified as available-for-sale, which are stated at estimated fair value. These investments, if any, are on deposit at major financial institutions. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income in stockholders' equity until realized. If the decline in fair value of these investments is determined to be other than temporary, the carrying amount of the asset is reduced to its fair value, and the difference is charged to income in the period incurred.

Equity Investments in Affiliates

Under the equity method of accounting, the Company records its proportionate share of income or loss currently in earnings within a single row on the income statement, Income from equity method investments. As is consistent with the equity method of accounting, for one of its equity method Affiliates based outside the United States, the Company has elected to record financial results one quarter in arrears to allow for the receipt of financial information. The Company converts the financial information of foreign investments to U.S. GAAP.

The Company's share of income taxes incurred directly by Affiliates accounted for under the equity method are recorded within Income taxes — current in the Consolidated Statements of Income because these taxes generally represent the Company's share of the taxes incurred by the Affiliate. Deferred income taxes incurred as a direct result of the Company's investment in Affiliates accounted for under the equity method have been included in Income taxes — deferred in the Consolidated Statements of Income. The associated deferred tax liabilities have been classified as a component of Deferred income taxes in the Consolidated Balance Sheet.

The Company periodically evaluates its equity method investments for impairment. In such impairment evaluations, the Company assesses if the value of the investment has declined below its book value for a period considered to be other than temporary. If the Company determines that a decline in value below the book value of the investment is other than temporary, then a charge would be recognized in the Consolidated Statements of Income.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. The estimated useful lives of office equipment and furniture and fixtures range from three to ten years. Computer software developed or obtained for internal use is amortized using the straight-line method over the estimated useful life of the software, generally three years or less. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease, and the building is amortized over 39 years. The costs of improvements that extend the life of a fixed asset are capitalized, while the cost of repairs and maintenance are expensed as incurred. Land is not depreciated.

Leases

The Company and its Affiliates currently lease office space and equipment under various leasing arrangements. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. All leases and subleases are accounted for under Statement of Financial Accounting Standard ("FAS") No. 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate. Most lease agreements classified as operating leases contain renewal options, rent escalation clauses or other inducements provided by the landlord. Rent expense is accrued to recognize lease escalation provisions and inducements provided by the landlord, if any, on a straight-line basis over the lease term.

Acquired Client Relationships and Goodwill

The purchase price for the acquisition of interests in Affiliates is allocated based on the fair value of net assets acquired, primarily acquired client relationships. In determining the allocation of the purchase price to acquired client relationships, the Company analyzes the net present value of each acquired Affiliate's existing client relationships based on a number of factors including: the Affiliate's historical and potential future operating performance; the Affiliate's historical and potential future rates of attrition among existing clients; the stability and longevity of existing client relationships; the Affiliate's recent, as well as long-term, investment performance; the characteristics of the firm's products and investment styles; the stability and depth of the Affiliate's management team and the Affiliate's history and perceived franchise or brand value.

The Company has determined that certain of its mutual fund acquired client relationships meet the indefinite life criteria outlined in FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), because the Company expects both the renewal of these contracts and the cash flows generated by these assets to continue indefinitely. Accordingly, the Company does not amortize these intangible assets, but instead reviews these assets at least annually for impairment. Each reporting period, the Company assesses whether events or circumstances have occurred which indicate that the indefinite life criteria are no longer met. If the indefinite life criteria are no longer met, the Company assesses whether the carrying value of the assets exceeds its fair value, and an impairment loss would be recorded in an amount equal to any such excess.

As of December 31, 2005, the cost assigned to all other acquired client relationships was being amortized over a weighted average life of 12 years. The expected useful lives of acquired client relationships are analyzed each period and determined based on an analysis of the historical and potential future attrition rates of each Affiliate's existing clients, as well as a consideration of the specific attributes of the business of each Affiliate. The Company tests for the possible impairment of definite-lived intangible assets annually or more frequently whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable. If such indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in the Consolidated Statements of Income for amounts necessary to reduce the carrying value of the asset to fair value.

The excess of purchase price for the acquisition of interests in Affiliates over the fair value of net assets acquired, including acquired client relationships, is reported as goodwill within the operating segments in which the Affiliate operates. Goodwill is not amortized, but is instead reviewed for impairment. The Company assesses goodwill for impairment at least annually, or more frequently whenever events or circumstances occur indicating that the recorded goodwill may be impaired. Fair value is determined for each operating segment primarily based on price-earnings multiples. If the carrying amount of goodwill exceeds the fair value, an impairment loss would be recorded in an amount equal to that excess.

As further described in Note 13, the Company periodically purchases additional equity interests in Affiliates from minority interest owners. Resulting payments made to such owners are generally considered purchase price for these acquired interests.

Revenue Recognition

The Company's consolidated revenue represents advisory fees billed monthly, quarterly and annually by Affiliates for managing the assets of clients. Asset-based advisory fees are recognized monthly as services are rendered and are based upon a percentage of the market value of client assets managed. Any fees collected in advance are deferred and recognized as income over the period earned. Performance-based advisory fees are generally assessed as a percentage of the investment performance realized on a client's account, generally over an annual period. Performance-based advisory fees are recognized when they are earned (i.e., when they become billable to customers). Also included in revenue are commissions earned by broker dealers, recorded on a trade date basis, and other service fees recorded as earned.

Issuance Costs

Issuance costs incurred in securing credit facility financing are amortized over the remaining term of the credit facility. Costs incurred to issue the zero coupon senior convertible securities and floating rate senior convertible securities are amortized over the period to the first investor put date. Costs incurred to issue the Company's mandatory convertible securities are allocated between the senior notes and the purchase contracts based upon the relative cost to issue each instrument separately. Costs allocated to the senior notes are recognized as interest expense over the period of the forward purchase contract component of such securities. Costs allocated to the forward purchase contract are charged directly to additional paid-in capital and not amortized.

Derivative Financial Instruments

The Company is exposed to interest rate risk inherent in its variable rate debt obligations. The Company's risk management strategy may use financial instruments, specifically interest rate swap contracts, to hedge certain interest rate exposures. For example, the Company may agree with a counter party (typically a major commercial bank) to exchange the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. In entering into these contracts, the Company intends to offset cash flow gains and losses that occur on its existing debt obligations with cash flow gains and losses on the contracts hedging these obligations.

The Company records all derivatives on the balance sheet at fair value. If the Company's derivatives qualify as cash flow hedges, the effective portion of the unrealized gain or loss is recorded in accumulated other comprehensive income as a separate component of stockholders' equity and reclassified into earnings when periodic settlement of variable rate liabilities are recorded in earnings. For interest rate swaps, hedge effectiveness is measured by comparing the present value of the cumulative change in the expected future variable cash flows of the hedged contract with the present value of the cumulative change in the expected future variable cash flows of the hedged item. To the extent that the critical terms of the hedged item and the derivative are not identical, hedge ineffectiveness would be reported in earnings as interest expense. Hedge ineffectiveness was not material in 2003, 2004 or 2005.

Deferred Taxes

Deferred taxes reflect the expected future tax consequences of temporary differences between the book carrying amounts and tax bases of the Company's assets and liabilities. Historically, deferred taxes have been comprised primarily of deferred tax liabilities attributable to intangible assets and deferred tax assets from state credits and loss carryforwards.

In measuring the amount of deferred taxes each period, the Company must project the impact on its future tax payments of any reversal of deferred tax liabilities (which would increase the Company's tax payments), and any use of its state credits and carryforwards (which would decrease its tax payments). In forming these estimates, the Company makes assumptions about future federal and state income tax rates and the apportionment of future taxable income to states in which the Company has operations. An increase or decrease in federal or state income tax rates could have a material impact on the Company's deferred income tax liabilities and assets and would result in a current income tax charge or benefit.

In the case of the Company's deferred tax assets, the Company regularly assesses the need for valuation allowances, which would reduce these assets to their recoverable amounts. In forming these estimates, the Company makes assumptions of future taxable income that may be generated to utilize these assets, which have limited lives. If the Company determines that these assets will be realized, the Company records an adjustment to the valuation allowance, which would decrease tax expense in the period such determination was made. Likewise, should the Company determine that it would be unable to realize additional amounts of deferred tax assets, an adjustment to the valuation allowance would be charged to tax expense in the period such determination was made. For example, if the Company was to make an investment in a new Affiliate located in a state where it has operating loss carryforwards, the projected taxable income from the new Affiliate could be offset by these operating loss carryforwards, justifying a reduction to the valuation allowance.

Foreign Currency Translation

The assets and liabilities of Affiliates that are not based in the United States are translated into U.S. dollars using exchange rates in effect as of the balance sheet date. The revenue and expenses of these Affiliates are translated into U.S. dollars using the average monthly exchange rates then in effect. Because of the permanent nature of the Company's investments, net translation exchange gains and losses are excluded from net income but are recorded in other comprehensive income. Foreign currency transaction gains and losses are reflected in Investment and other income.

Equity Based Compensation Plans

FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by FAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148"), encourages but does not require adoption of a fair value method for equity based compensation arrangements. An entity may continue to apply Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations, provided the entity discloses its pro forma Net Income and earnings per share as if the fair value method had been applied in measuring compensation cost.

Through the year ended December 31, 2005, the Company has applied the intrinsic value method prescribed by APB 25 in accounting for its stock-based compensation plans. Under this method, compensation cost is measured at the grant date based on the intrinsic value of the award and is recognized over the vesting period. Had compensation cost for the Company's stock option plans been determined based on the fair value method set forth in FAS 123, Net Income and earnings per share would have been as follows:

	Year Ended December 31,		
	2003	2004	2005
Net Income – as reported	$ 60,528	$ 77,147	$ 119,069
Less: Stock-based compensation expense determined under fair value method, net of tax	10,614	14,326	709
Less: Stock-based compensation expense determined under fair value method, related to 2003 Amendment, net of tax	22,054	—	—
Net Income – FAS 123 pro forma	$ 27,860	$ 62,821	$ 118,360
Earnings per share – basic – as reported	$ 1.90	$ 2.57	$ 3.54
Earnings per share – basic – FAS 123 pro forma	0.87	2.09	3.52
Earnings per share – diluted – as reported	1.57	2.02	2.81
Earnings per share – diluted – FAS 123 pro forma	0.75	1.66	2.80

As further described below in Recent Accounting Developments, beginning in 2006, the Company will apply the fair-value based method to its stock-based compensation plans.

In 2003, the Board of Directors approved an amendment (the "2003 Amendment") to certain of the Company's stock option agreements that resulted in unvested options becoming vested options to purchase shares of restricted stock. The 2003 Amendment was approved in conjunction with a change in the Company's overall compensation strategy which is now increasingly dependent upon the use of restricted stock as a primary equity incentive. The shares issuable upon the exercise of the accelerated options remain the property of the holder under any circumstances, subject to restrictions on transfer. The transfer restrictions lapse according to specified schedules, generally over four years from the date of grant for so long as the option holder remains employed by the Company. In the event the option holder ceases to be employed, the transferability restrictions will remain outstanding until December 2010. As a result of the 2003 Amendment, no compensation expense was recorded under APB 25 in the Company's Consolidated Statement of Income.

The weighted average fair value of options granted in the years ended December 31, 2003, 2004 and 2005 was $10.13, $12.77 and $20.95 per option, respectively, using the Black-Scholes option pricing model. The following weighted average assumptions were used for the option valuations.

	Year Ended December 31,		
	2003	2004	2005
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	24.9%	20.4%	19.9%
Risk-free interest rate	2.7%	3.3%	4.4%
Expected life of options (in years)	4.6	4.4	5.0

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Developments

Emerging Issues Task Force Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-08"), became effective in the fourth quarter of 2004. EITF 04-08 states that any shares of common stock that may be issued to settle contingently convertible securities (such as the shares that underlie the Company's zero coupon senior convertible notes and floating rate senior convertible securities) must be considered issued in the calculation of diluted earnings per share, regardless of whether the market price trigger (or other contingent feature) in these securities has been met. This is commonly referred to as the "if-converted" method. EITF 04-08 requires the retroactive application to earnings per share measurements for all prior periods presented. The application of EITF 04-08 had the impact of reducing earnings per share by $0.28, $0.42 and $0.15 in the years ending December 31, 2003, 2004 and 2005, respectively.

In December 2004, the FASB revised FAS 123 ("FAS 123(R)"), requiring the measurement of the cost of all employee share-based payments to employees, including stock option awards, in financial statements using a fair-value based method. The Company adopted FAS 123(R) in the first quarter of fiscal 2006. Using the modified prospective application of the standard, compensation expense will be recognized for new awards and awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation expense will be recognized for the portion of all outstanding awards for which the required service has not yet been rendered. Compensation expense will be based on the grant-date fair value of those awards, and will not have a material impact on the Company's consolidated financial results. FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operation cash flow as currently presented. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

On June 29, 2005, the FASB ratified the Emerging Issues Task Force's consensus on EITF Issue No. 04-05 ("EITF 04-05"), which provides a new framework for addressing when a general partner in a limited partnership controls the partnership. EITF 04-05 applies immediately to any limited partnerships formed after June 29, 2005, other limited partnerships that modify their partnership agreements after June 29, 2005, and to all other limited partnerships beginning January 1, 2006. As a result of EITF 04-05, certain of the Company's Affiliates will be required to consolidate certain investment partnerships in which they hold a general partnership interest. These Affiliates currently report their interest in these partnerships under the equity method of accounting. Beginning on January 1, 2006, approximately $115 million of fund assets will be consolidated, and a minority interest liability will increase in a corresponding amount. Any change in the fair value of these consolidated assets will impact the Company's results of operations, and a corresponding minority interest expense (or income) will be recognized. The adoption of EITF 04-05 will not have a material impact on the Company's stockholders' equity or net income.

2 Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments. The Company maintains cash and cash equivalents, short-term investments and, at times, certain financial instruments with various financial institutions. These financial institutions are typically located in cities in which AMG and its Affiliates operate. For AMG and certain Affiliates, cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

3 Fixed Assets and Lease Commitments

Fixed assets consisted of the following:

	At December 31, 2004	2005
Building and leasehold improvements	$ 22,954	$ 31,830
Office equipment	15,521	23,867
Furniture and fixtures	12,924	15,161
Land and improvements	12,137	12,607
Computer software	5,265	5,613
Fixed assets, at cost	68,801	89,078
Accumulated depreciation and amortization	(27,848)	(38,486)
Fixed assets, net	$ 40,953	$ 50,592

The Company and its Affiliates lease office space and computer equipment for their operations. At December 31, 2005, the Company's aggregate future minimum payments for operating leases having initial or noncancelable lease terms greater than one year are payable as follows:

Year Ending December 31,	Required Minimum Payments
2006	$ 18,365
2007	16,753
2008	14,661
2009	14,110
2010	12,652
Thereafter	31,337

Consolidated rent expense for 2003, 2004 and 2005 was $16,056, $16,708 and $21,497, respectively.

4 Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	At December 31, 2004	2005
Accrued compensation	$ 57,992	$ 80,510
Accrued income taxes	16,648	19,542
Accounts payable	8,199	8,800
Accrued share repurchases	—	8,215
Deferred acquisition purchase price	—	7,849
Contract adjustment payments	7,137	6,588
Accrued professional services	6,832	4,666
Accrued interest	2,836	3,336
Deferred revenue	1,012	886
Other	13,694	36,319
	$114,350	$176,711

5 Benefit Plans

The Company has two defined contribution plans consisting of a qualified employee profit-sharing plan covering substantially all of its full-time employees and several of its Affiliates, and non-qualified plans for certain senior employees. AMG's other Affiliates generally have separate defined contribution retirement plans. Under each of the qualified plans, AMG and each participating Affiliate, as the case may be, are able to make discretionary contributions for the benefit of qualified plan participants up to IRS limits. Consolidated expenses related to the Company's qualified and non-qualified plans in 2003, 2004 and 2005 were $7,421, $9,055 and $20,864, respectively.

Consistent with the Company's Compensation Committee's objective that executive compensation be closely aligned with increases in stockholder value and retain key members of senior management, the non-qualified Executive Retention Plan (the "ERP") is designed to work in concert with the Company's stockholder-approved Long-Term Executive Incentive Plan, providing a trust vehicle for long-term compensation awards based upon the Company's performance and growth. The ERP permits the Compensation Committee to make awards that may be invested by the recipient in the Company's common stock, in Affiliate investment products, and in cash accounts, in each case subject to vesting and forfeiture provisions. The Company's contributions to the ERP are irrevocable. Consolidated expenses related to the ERP were $12,380 for the year ended December 31, 2005.

6 Senior Debt

The components of senior debt are as follows:

	At December 31, 2004	At December 31, 2005
Senior revolving credit facility	$ 51,000	$ 175,500
Senior notes due 2006	75,750	65,750
	$ 126,750	$ 241,250

Senior Revolving Credit Facility

The Company entered into an amended and restated senior revolving credit facility (the "Facility") in December 2005, which allows for borrowings of up to $550 million at rates of interest (based either on the Eurodollar rate or the prime rate as in effect from time to time) that vary depending on the Company's credit ratings. Subject to the agreement of the lenders (or prospective lenders) to increase their commitments, the Company has the option to borrow up to an aggregate of $650 million under this Facility. Following the successful remarketing of the Company's 2004 PRIDES (as described in Note 8), the Facility will mature in December 2010. The Facility contains financial covenants with respect to net worth, leverage and interest coverage. The Facility also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, cash dividends and fundamental corporate changes. Borrowings under the Facility are collateralized by pledges of all capital stock or other equity interests owned by the Company. The Company pays a quarterly commitment fee on the daily unused portion of the Facility, which fee amounted to $619, $717 and $676 for the years ended December 31, 2003, 2004 and 2005, respectively.

Senior Notes due 2006

In December 2001, the Company issued $230,000 of mandatory convertible securities ("2001 PRIDES"). Each unit of the 2001 PRIDES initially consisted of (i) a senior note due November 2006 with a principal amount of $25 per note, and (ii) a forward purchase contract pursuant to which the holder agreed to purchase shares of the Company's common stock in November 2004, with the number of shares determined based upon the average trading price of the Company's common stock for a period preceding that date.

The Company repurchased $154,250 in aggregate principal amount of the senior notes component of the 2001 PRIDES ("Senior Notes due 2006") and settled the forward purchase contracts in 2004. The Company reported a loss of $2,493 on its repurchase of these notes, which was recorded in Investment and other income, and the Company realized a gain of $3,719 relating to the settlement of the forward purchase contracts, which was recorded directly to stockholders' equity. Also in 2004, the Company issued 3.4 million shares of common stock and received proceeds of $190,750. In 2005, the Company repurchased $10,000 of the Senior Notes due 2006; the remaining $65,750 matures on November 17, 2006 and has an interest rate of 5.406%.

7 Senior Convertible Debt

The components of senior convertible debt are as follows:

	At December 31, 2004	At December 31, 2005
Zero coupon senior convertible notes	$ 123,958	$ 124,232
Floating rate senior convertible securities	300,000	300,000
	$ 423,958	$ 424,232

Zero Coupon Senior Convertible Notes

In May 2001, the Company issued $251,000 of principal amount at maturity of zero coupon senior convertible notes due 2021 ("zero coupon convertible notes"), with each note issued at 90.50% of such principal amount and accreting at a rate of 0.50% per year. Following the Company's 2003 repurchase of $116,500 principal amount of such notes and certain conversions by holders, $134,125 principal amount at maturity of zero coupon convertible notes remains outstanding. Each security is convertible into 17.429 shares of the Company's common stock (at a current base conversion price of $53.07) upon the occurrence of certain events, including the following: (i) if the closing price of a share of its common stock is more than a specified price over certain periods (initially $62.36 and increasing incrementally at the end of each calendar quarter to $63.08 in April 2021); (ii) if the credit rating assigned by Standard & Poor's to the securities is below BB-; or (iii) if the Company calls the securities for redemption. The holders may require the Company to repurchase the securities at their accreted value in May 2006, 2011 and 2016. If the holders exercise this option in the future, the Company may elect to repurchase the securities with cash, shares of its common stock or some combination thereof. The Company has the option to redeem the securities for cash on or after May 7, 2006 at their accreted value. Under the terms of the indenture governing the zero coupon convertible notes, a holder may convert such security into common stock by following the conversion procedures in the indenture. Subject to changes in the price of the Company's common stock, the zero coupon convertible notes may not be convertible in certain future periods.

In February 2006, the Company amended the zero coupon convertible notes. Under the terms of this amendment, the Company will pay interest from February 24, 2006 to May 7, 2008 at a rate of 0.375% per year on the principal amount at maturity of the notes. This cash interest will be paid in addition to the accrual of the original issue discount.

Floating Rate Senior Convertible Securities

In February 2003, the Company issued $300,000 of floating rate senior convertible securities due 2033 ("floating rate convertible securities"). The floating rate convertible securities bear interest at a rate equal to 3-month LIBOR minus 0.50%, payable in cash quarterly. Each security is convertible into shares of the Company's common stock (at a base conversion price of $54.17) upon the occurrence of certain events, including the following: (i) if the closing price of a share of the Company's common stock exceeds $65.00 over certain periods; (ii) if the credit rating assigned by Standard & Poor's is below BB-; or (iii) if the Company calls the securities for redemption. Upon conversion, holders of the securities will receive 18.462 shares of the Company's common stock for each convertible security. In addition, if the market price of the Company's common stock exceeds the base conversion price at the time of conversion, holders will receive additional shares of common stock based on the stock price at that time. Based on the trading price of the Company's common stock as of December 31, 2005, upon conversion a holder of each security would receive an additional 3.656 shares. The holders of the floating rate convertible securities may require the Company to repurchase such securities in February 2008, 2013, 2018, 2023 and 2028, at their principal amount. The Company may choose to pay the purchase price for such repurchases with cash, shares of its common stock or some combination thereof. The Company may redeem the convertible securities for cash at any time on or after February 25, 2008, at their principal amount. Under the terms of the indenture governing the floating rate convertible securities, a holder may convert such security into common stock by following the conversion procedures in the indenture. Subject to changes in the price of the Company's common stock, the floating rate convertible securities may not be convertible in certain future periods.

As further described in Note 10, the Company has entered into interest rate swap contracts that effectively exchange the variable interest rate for a fixed interest rate on $150,000 of the floating rate convertible securities. For the period through February 2008, the Company will pay a weighted average fixed rate of 3.28% on that notional amount.

8 Mandatory Convertible Securities

In February 2004, the Company issued $300,000 of mandatory convertible securities ("2004 PRIDES"). As described below, these securities are structured to provide $300,000 of additional proceeds to the Company following a successful remarketing and the exercise of forward purchase contracts in February 2008.

Each unit of the 2004 PRIDES consists of (i) a senior note due February 2010 with a principal amount of $1,000 per note, on which the Company pays interest quarterly at the annual rate of 4.125%, and (ii) a forward purchase contract pursuant to which the holder has agreed to purchase shares of the Company's common stock in February 2008. Holders of the purchase contracts receive a quarterly contract adjustment payment at the annual rate of 2.525% per $1,000 purchase contract. The current portion of the contract adjustment payments, approximately $6,588, is recorded in current liabilities. The number of shares to be issued in February 2008 will be determined based upon the average trading price of the Company's common stock for a period preceding that date. Depending on the average trading price in that period, the settlement rate will range from 11.785 to 18.031 shares per $1,000 purchase contract. Based on the trading price of the Company's common stock as of December 31, 2005, the purchase contracts would have a settlement rate of 12.461.

Each of the senior notes is pledged to the Company to collateralize the holder's obligations under the forward purchase contracts. Beginning in August 2007, under the terms of the 2004 PRIDES, the senior notes are expected to be remarketed to new investors. A successful remarketing will generate $300,000 of gross proceeds to be used by the original holders of the 2004 PRIDES to fulfill their obligations on the forward purchase contracts. In exchange for the additional $300,000 payment on the forward purchase contracts, the Company will issue shares of its common stock to the original holders of the senior notes. As referenced above, the number of shares of common stock to be issued will be determined by the market price of the Company's common stock at that time. Assuming a successful remarketing, the senior notes will remain outstanding until at least February 2010.

9 Income Taxes

A summary of the provision for income taxes is as follows:

		Year Ended December 31, 2003	2004	2005
Current:	Federal	$ 8,975	$ 17,791	$ 31,399
	State	1,280	2,539	2,005
	Foreign	—	—	5,491
Deferred:	Federal	27,167	28,283	30,424
	State	3,882	3,333	2,158
	Foreign	—	—	(894)
		$ 41,304	$ 51,946	$ 70,583

The components of income before income taxes consisted of the following:

	Year Ended December 31, 2003	2004	2005
Domestic	$ 101,832	$ 122,888	$ 160,448
Foreign	—	6,205	29,204
	$ 101,832	$ 129,093	$ 189,652

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	Year Ended December 31,		
	2003	2004	2005
Tax at U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.2	1.6	1.4
Non-deductible expenses	1.7	0.7	0.2
Valuation allowance	1.7	2.9	0.6
Foreign taxes	—	0.5	2.9
Foreign tax credits	—	(0.5)	(2.9)
	40.6%	40.2%	37.2%

The components of deferred tax assets and liabilities are as follows:

	At December 31,	
	2004	2005
Deferred assets (liabilities):		
State net operating loss and credit carryforwards	$ 10,362	$ 12,097
Intangible asset amortization	(116,417)	(139,866)
Non-deductible intangible amortization	—	(27,727)
Deferred compensation	320	1,712
Convertible securities interest	(8,704)	(12,854)
Fixed asset depreciation	(1,143)	(1,806)
Deferred income	112	(2,271)
Accrued expenses	1,639	189
	(113,831)	(170,526)
Valuation allowance	(10,337)	(12,097)
Net deferred income taxes	$(124,168)	$(182,623)

Deferred tax liabilities are primarily the result of tax deductions for the Company's intangible assets and convertible securities. The Company amortizes most of its intangible assets for tax purposes only, reducing its tax basis below its carrying value for financial statement purposes and generating deferred taxes each reporting period. In contrast, the intangible assets associated with the Company's recent investment in six Canadian Affiliates are not deductible for tax purposes, but certain of these assets are amortized for book purposes. As such, at the time of its investment, the Company recorded a deferred tax liability that represents the tax effect of the future book amortization of these assets. The Company's floating rate senior convertible securities and mandatory convertible securities also currently generate tax deductions that are higher than the interest expense recorded for financial statement purposes.

At December 31, 2005, the Company had state net operating loss carryforwards that will expire over a 15-year period beginning in 2005. The valuation allowance at December 31, 2004 and 2005 is related to the uncertainty of the realization of most of these loss and credit carryforwards, which realization depends upon the Company's generation of sufficient taxable income prior to their expiration. The change in the valuation allowance for the year ended December 31, 2005 is attributable to state net operating losses during this period and a provision for loss carryforwards that the Company does not expect to realize.

10 Derivative Financial Instruments

The Company periodically uses interest rate derivative contracts to manage market exposures associated with its variable interest rate debt by creating offsetting fixed rate market exposures. As of December 31, 2005, the Company had $150 million notional amount of interest rate swap contracts that fix the interest rate on the notional amount to a weighted average interest rate of approximately 3.28% for the period from February 2005 to February 2008.

The Company records all derivatives on the balance sheet at fair value. As cash flow hedges, the effective portion of the unrealized gain or loss on the derivative instruments is recorded in accumulated other comprehensive income as a separate component of stockholders' equity. At December 31, 2004 and 2005, the unrealized gain (loss), before taxes, on the derivative instruments was ($387) and $2,962, respectively. The Company expects no portion of the unrealized gain (loss) to be reclassified from accumulated other comprehensive income to net income over the next 12 months.

11 Comprehensive Income

A summary of comprehensive income, net of applicable taxes, is as follows:

	For the year ended December 31, 2003	2004	2005
Net Income	$ 60,528	$ 77,147	$ 119,069
Foreign currency translation adjustment	244	1,132	13,781
Change in net unrealized gain (loss) on derivative instruments	—	(232)	2,098
Change in unrealized gain (loss) on investment securities	944	11	(50)
Reclassification of unrealized gain on investment securities to realized gain	—	(318)	(610)
Comprehensive income	$ 61,716	$ 77,740	$ 134,288

The components of accumulated other comprehensive income, net of taxes, were as follows:

	At December 31, 2004	2005
Foreign currency translation adjustment	$ 1,132	$ 14,913
Unrealized gain (loss) on investment securities	637	(23)
Unrealized gain (loss) on derivative instruments	(232)	1,866
Accumulated other comprehensive income	$ 1,537	$ 16,756

12 Commitments and Contingencies

The Company and its Affiliates are subject to claims, legal proceedings and other contingencies in the ordinary course of their business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved in a manner unfavorable to the Company or its Affiliates. The Company and its Affiliates establish accruals for matters for which the outcome is probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Federal and state regulators have ongoing investigations of the mutual fund industry that focus on a number of issues, including late trading and market timing, and have sent requests for information to a number of mutual fund companies, broker/dealers and mutual fund distributors, including Affiliates of the Company. The Company believes there will be no material adverse effects resulting from these investigations on the financial condition of the Company.

Certain Affiliates operate under regulatory authorities which require they maintain minimum financial or capital requirements. Management is not aware of any violations of such financial requirements occurring during the year.

13 Acquisitions

The Company's Affiliate investments in the years ended December 31, 2003, 2004 and 2005 totaled $20,645, $508,781 and $267,169, respectively. These investments were made pursuant to the Company's growth strategy designed to generate shareholder value by making investments in mid-sized investment management firms and other strategic transactions designed to expand the Company's participation in its three principal distribution channels.

As discussed in Note 1, in July 2005 the Company completed the acquisition of six Canadian asset management firms. The Company consolidates the results of four of the six firms, while Deans Knight and Beutel are accounted for under the equity method of accounting. Upon the completion of this acquisition, management began to formulate a plan to restructure certain aspects of the acquired firms; the finalization of the plan will not occur beyond one year from the consummation date of the acquisition. The transaction was financed through borrowings under the Company's senior revolving credit facility, the issuance of common stock, and available cash.

In January 2005, through Managers Investment Group LLC, the Company completed the acquisition of approximately $3.0 billion of assets under management from Fremont Investment Advisors, Inc. ("FIA"). The acquisition included the Fremont Funds, a diversified family of no-load mutual funds managed by independent sub-advisors and professionals at FIA, as well as FIA assets in separate accounts and 401(k) plans. The transaction was financed through available cash.

In November 2004, the Company acquired a minority equity interest in AQR Capital Management, LLC ("AQR"). Based in Greenwich, Connecticut, AQR offers quantitatively managed hedge funds and long-only international equity products provided through collective investment vehicles and separate accounts. This transaction is accounted for under the equity method of accounting. The transaction was financed through the Company's available cash and borrowings under its senior revolving credit facility.

In November 2004, the Company acquired a controlling interest in the growth equity business of TimesSquare Capital Management, LLC ("TimesSquare"). TimesSquare manages growth-oriented small- and mid-cap investment products in the Institutional and Mutual Fund distribution channels. TimesSquare's management team holds the remaining interest. The transaction was financed through the Company's available cash.

The Company purchased an additional interest in its Affiliate, Friess Associates, LLC ("Friess Associates") in November 2004 pursuant to the terms of the Company's original investment in Friess in October 2001. The transaction was financed through the Company's available cash. Friess is the advisor to the Brandywine family of no-load mutual funds and also advises separate portfolios for charitable foundations, major corporations and high net worth individuals.

In June 2004, the Company acquired a controlling interest in Genesis Fund Managers, LLP ("Genesis"). With offices in London, Guernsey and Chile, Genesis manages emerging markets equity investment products, primarily for institutional clients in the United States, United Kingdom, Europe and Australia. Genesis' management team holds the remaining interest. The transaction was financed through the Company's available cash.

In addition to the investments described above, in the years ended December 31, 2003, 2004 and 2005, the Company completed investments in certain existing Affiliates, which were financed through working capital and the issuance of notes.

The assets and liabilities of the investments in acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as an increase in goodwill. The results of operations of acquired businesses have been included in the Consolidated Financial Statements beginning as of the date of acquisition. The following table summarizes the net assets acquired as of the respective acquisition dates during the years ended December 31, 2004 and 2005:

	2004	2005
Current assets, net	$ 6,398	$ 7,679
Fixed assets	3,459	2,145
Definite-lived acquired client relationships	46,591	54,069
Indefinite-lived acquired client relationships	47,728	11,200
Equity investments in Affiliates	251,500	36,199
Deferred income taxes	—	(27,086)
Deferred purchase price	—	(10,015)
Goodwill	136,960	193,796
Net assets acquired	$ 492,636	$ 267,987

In connection with the Company's investment in equity method Affiliates in 2004 and 2005, approximately

$80,000 and $22,000, respectively, of acquired client relationships and $171,500 and $14,200, respectively, of goodwill have been classified within Equity investments in Affiliates. The Company's purchase price allocation for its acquisition of First Asset is subject to the finalization of management's plans to restructure certain aspects of the acquired investments and the valuation of acquired client relationships. As a result, these preliminary amounts may be subject to revision in future periods.

Unaudited pro forma financial results are set forth below, giving consideration to the investments and acquisitions in 2004 and 2005, as if such transactions occurred as of the beginning of 2004, assuming revenue sharing arrangements had been in effect for the entire period and after making certain other pro forma adjustments.

	Year Ended December 31,	
	2004	2005
Revenue	$764,889	$951,131
Net Income	101,284	122,339
Earnings per share – basic	$ 3.34	$ 3.61
Earnings per share – diluted	2.74	2.91

In conjunction with certain acquisitions, the Company has entered into agreements and is contingently liable, upon achievement of specified financial targets, to make additional purchase payments of up to $174,291 through 2011. If measured as of December 31, 2005, the aggregate amount payable under these agreements would be $9,291.

Many of the Company's operating agreements provide Affiliate managers a conditional right to require AMG to purchase their retained equity interests at certain intervals. Certain agreements also provide AMG a conditional right to require Affiliate managers to sell their retained equity interests to the Company at certain intervals and upon their death, permanent incapacity or termination of employment and provide Affiliate managers a conditional right to require the Company to purchase such retained equity interests upon the occurrence of specified events. The purchase price of these conditional purchases are generally calculated based upon a multiple of the Affiliate's cash flow distributions, which is intended to represent fair value. As one measure of the potential magnitude of such purchases, in the event that a triggering event and resulting purchase occurred with respect to all such retained equity interests as of December 31, 2005, the aggregate amount of these payments would have totaled approximately $1,021,128. In the event that all such transactions were closed, AMG would own the prospective cash flow distributions of all equity interests that would be purchased from the Affiliate managers. As of December 31, 2005, this amount would represent approximately $137,627 on an annualized basis.

14 Goodwill and Acquired Client Relationships

In 2004 and 2005, the Company completed new investments, acquired additional interests in existing Affiliates and transferred certain interests to Affiliate management. The goodwill resulting from the acquisition of First Asset is not deductible for tax purposes. The other goodwill generated during this period is deductible for tax purposes. The increase in goodwill associated with transactions with consolidated investments, net of the cost of transferred interests, the carrying amounts of goodwill, as well as the impact of foreign currency translation, are reflected in the following table for each of the Company's operating segments, which are discussed in greater detail in Note 21:

	Mutual Fund	Institutional	High Net Worth	Total
Balance, as of December 31, 2003	$ 309,770	$ 263,851	$ 177,986	$ 751,607
Goodwill acquired, net	35,961	92,998	8,001	136,960
Balance, as of December 31, 2004	345,731	356,849	185,987	888,567
Goodwill acquired, net	85,940	81,316	26,540	193,796
Foreign currency translation	4,681	4,572	1,633	10,886
Balance, as of December 31, 2005	$ 436,352	$ 442,737	$ 214,160	$ 1,093,249

In connection with the Company's equity method investments, approximately $171,500 and $186,600 of goodwill have been classified within Equity investments in Affiliates as of December 31, 2004 and 2005, respectively.

The following table reflects the components of intangible assets of consolidated investments as of December 31, 2004 and 2005:

	2004		2005	
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Acquired client relationships	$ 279,595	$ 84,237	$ 336,549	$ 109,108
Non-amortized intangible assets:				
Acquired client relationships – mutual fund management contracts	245,051	—	256,251	—
Goodwill	888,567	—	1,093,249	—

For the Company's consolidated investments, definite-lived acquired client relationships are amortized over their expected useful lives. As of December 31, 2005, these relationships were being amortized over a weighted average life of approximately 12 years. Amortization expense was $16,176, $18,339 and $24,873 for the years ended December 31, 2003, 2004 and 2005, respectively. The Company estimates that amortization expense will be approximately $27,500 per year from 2006 through 2010, assuming no additional investments in new or existing Affiliates.

In connection with the Company's equity method investments, approximately $79,100 and $93,800 of amortizable acquired client relationships have been classified within Equity investments in Affiliates, as of December 31, 2004 and 2005, respectively. These acquired client relationships are amortized over their expected useful lives. As of December 31, 2005, these relationships were being amortized over a weighted average life of approximately 11 years. Amortization expense of $908 and $8,483 was recorded relating to these acquired client relationship in 2004 and 2005, respectively. The Company estimates that amortization expense will be approximately $9,200 per year from 2006 through 2010, assuming no additional investment in equity method affiliates.

As a result of the issuance of Affiliate equity interests to certain employees, the Company's Affiliate ownership percentage in those Affiliates decreased. Accordingly, the Company reported a decrease in its stockholders' equity and the carrying value of its investments (primarily goodwill and acquired client relationships) of approximately $7,500 in 2004, and an increase in stockholders' equity and the carrying value of its investments of approximately $2,200 in 2005.

15 Stockholders' Equity

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the stock certificate. Any such Preferred Stock issued by the Company may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.

Common Stock

The Company's Board of Directors has authorized the issuance of up to 80,000,000 shares of Voting Common Stock and 3,000,000 shares of Class B Non-Voting Common Stock. In April 2000, the Company's Board of Directors authorized a share repurchase program permitting AMG to repurchase up to 5% of its issued and outstanding shares of common stock. In July 2002 and April 2003, the Board of Directors approved an increase to the existing share repurchase program, in each case authorizing AMG's repurchase of up to an additional 5% of its issued and outstanding shares of common stock. In January 2004, the Company's Board of Directors authorized share repurchase programs in connection with the issuance of the Company's 2004 PRIDES, pursuant to which the Company was authorized to repurchase (i) up to 3.0 million shares of common stock at the time of the closing of the Company's 2004 PRIDES and (ii) an additional 1.5 million shares through February 2005. The timing and amount of purchases are determined at the discretion of AMG's management. In the year ended December 31, 2004, the Company repurchased 3.5 million shares of common stock at an average price of $55.72 per share. In the year ended December 31, 2005, the Company repurchased 1.2 million shares of common stock at an average price of $76.10 per share. As of December 31, 2005, the Company had the ability to acquire up to 760,515 shares of common stock under its authorized share repurchase program.

In 2005, the Company net settled a forward equity sale agreement for approximately $14,000 in cash, which was recorded as a reduction to stockholders' equity.

Convertible Securities

The Company's 2004 PRIDES contain freestanding forward contracts that require holders to purchase shares of the Company's common stock at a certain date in the future. Additionally, the Company's zero coupon and floating rate convertible securities both contain an embedded right for holders to receive shares of the Company's common stock under certain conditions. All of these arrangements and the forward equity sale agreement (described above) meet the definition of equity under FASB Emerging Issues Task Force Abstract No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and are not considered derivative instruments under FAS 133 or required to be accounted for separately.

Stock Option and Incentive Plans

The Company established the 1997 Stock Option and Incentive Plan (as amended and restated), under which it is authorized to grant options to employees, directors and other key persons. In 2002, stockholders approved an amendment to increase the number of shares of common stock authorized for issuance under this plan to 7,875,000.

In 2002, the Company's Board of Directors established the 2002 Stock Option and Incentive Plan, under which the Company is authorized to grant non-qualified stock options and certain other awards to employees and directors. This plan requires that the majority of grants under the plan in any three-year period must be issued to employees of the Company who are not executive officers or directors of the Company. This plan has not been approved by the Company's shareholders. There are 3,375,000 shares of the Company's common stock authorized for issuance under this plan.

The plans are administered by a committee of the Board of Directors. The exercise price of the stock options is the fair market value of the common stock on the date of grant, or such other amount as the committee may determine in accordance with the relevant plan. The options expire seven to ten years after the grant date.

In December 2003, the Board of Directors approved an amendment to each of the Company's stock option agreements to accelerate the vesting of the then-outstanding unvested options. The shares issuable upon the exercise of the accelerated options remain subject to restrictions on transfer which lapse according to specified schedules, for so long as the option holder remains employed by the Company. In the event the option holder ceases to be employed, the transferability restrictions will remain outstanding until December 2010. All shares received upon exercise remain the property of the holder under any circumstance subject to transfer restrictions.

The following table summarizes the transactions of the Company's stock option and incentive plans:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding – December 31, 2002	6,400,510	$ 31.20
Activity in 2003		
Options granted	1,873,312	43.20
Options exercised	(515,111)	22.46
Options forfeited	(55,407)	37.41
Unexercised options outstanding – December 31, 2003	7,703,304	$ 34.66
Activity in 2004		
Options granted	1,931,250	53.93
Options exercised	(717,577)	27.31
Options forfeited	(122,221)	41.99
Unexercised options outstanding – December 31, 2004	8,794,756	$ 39.39
Activity in 2005		
Options granted	105,000	74.71
Options exercised	(1,036,005)	28.66
Options forfeited	(55,362)	43.38
Unexercised options outstanding – December 31, 2005	7,808,389	$ 41.26
Exercisable options		
December 31, 2003	7,636,506	$ 34.59
December 31, 2004	8,704,755	39.28
December 31, 2005	7,693,767	40.93

The following table summarizes information about the Company's stock options at December 31, 2005:

	Options Outstanding			Options on Which Transferability Restriction has Lapsed	
Range of Exercise Prices	Number Outstanding as of 12/31/05	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Outstanding as of 12/31/05	Weighted Average Exercise Price
$ 0-10	1,500	2.8	$ 9.50	1,500	$ 9.50
10-20	588,762	2.9	17.54	588,762	17.54
20-30	590,034	4.2	26.07	590,034	26.07
30-40	2,176,579	4.2	35.24	2,007,445	35.35
40-50	3,389,014	6.0	44.89	2,206,788	45.02
50-60	75,000	8.3	50.51	37,500	50.51
60-70	897,500	8.9	63.36	95,374	63.34
70-80	45,000	9.6	71.75	11,249	71.75
80-90	45,000	10.0	81.83	—	—
	7,808,389	5.5	$ 41.26	5,538,652	$ 36.97

The Company periodically issues Affiliate equity interests to certain Affiliate employees. The estimated fair value of equity granted in these awards, net of estimated forfeitures, is recorded as compensation expense over the service period as equity based compensation.

16 Earnings Per Share

The calculation of basic earnings per share is based on the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share is similar to basic earnings per share, but adjusts for the effect of the potential issuance of incremental shares of the Company's common stock. The following is a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share available to common stockholders. Unlike all other dollar amounts in these Notes, the amounts in the numerator reconciliation are not presented in thousands.

	Year Ended December 31,		
	2003	2004	2005
Numerator:			
Net Income	$ 60,528,000	$ 77,147,000	$119,069,000
Interest expense on contingently convertible securities, net of taxes	2,293,000	3,016,000	6,693,000
Net income, as adjusted	$ 62,821,000	$ 80,163,000	$125,762,000

	Year Ended December 31,		
	2003	2004	2005
Denominator:			
Average shares outstanding – basic	31,867,989	29,994,560	33,667,542
Effect of dilutive instruments:			
Stock options	838,788	1,552,613	2,244,874
Forward equity agreement	—	41,550	88,654
Contingently convertible securities	7,406,263	8,055,953	8,688,585
Average shares outstanding – diluted	40,113,040	39,644,676	44,689,655

The calculation of diluted earnings per share in the years ended December 31, 2003, 2004 and 2005 excludes the effect of the potential exercise of options to purchase approximately 2.9, 0.9 and 0.1 million common shares, respectively, because the effect would be anti-dilutive. This calculation also excludes the effect of any potential exercise of the forward purchase contract component of the 2004 PRIDES and the 2001 PRIDES (prior to the August 2004 exercise) because the effect would have been anti-dilutive.

In April 2005, the Company net settled a forward equity sale agreement. Prior to the settlement of the forward equity sale agreement, the Company was required to use the treasury stock method to measure potentially issuable shares, which are reflected in the adjustments above.

As more fully discussed in Note 7, the Company has zero coupon convertible notes and floating rate convertible securities which are convertible into shares of the Company's common stock upon certain conditions. The aggregate number of shares of common stock that could be issued in the future to settle these securities are deemed outstanding for the purposes of the calculation of diluted earnings per share. This approach, referred to as the if-converted method, requires that such shares be deemed outstanding regardless of whether the notes are then contractually convertible into the Company's common stock. For this if-converted calculation, the interest expense (net of tax) attributable to these securities is added back to Net Income, reflecting the assumption that the securities have been converted.

For the years ended December 31, 2003, 2004 and 2005, the Company repurchased approximately 1.2, 3.5 and 1.2 million shares of common stock, respectively, under various stock repurchase programs.

17 Financial Instruments and Risk Management

The Company is exposed to market risks brought on by changes in interest and currency exchange rates. The Company does not enter into foreign currency transactions or derivative financial instruments to reduce risks associated with changes in currency exchange rates. The Company uses derivative financial instruments to reduce risks associated with changes in interest rates.

Notional amounts and credit exposures of derivatives

The notional amount of derivatives does not represent amounts that are exchanged by the parties, and thus are not a measure of the Company's exposure. The amounts exchanged are calculated on the basis of the notional or contract amounts, as well as on other terms of the interest rate swap derivatives and the volatility of these rates and prices.

The Company would be exposed to credit-related losses in the event of nonperformance by the counter parties that issued the financial instruments, although the Company does not expect that the counter parties to interest rate swaps will fail to meet their obligations, given their typically high credit ratings. The credit exposure of derivative contracts is represented by the positive fair value of contracts at the reporting date, reduced by the effects of master netting agreements. The Company generally does not give or receive collateral on interest rate swaps because of its own credit rating and that of its counter parties.

Interest Rate Risk Management

From time to time, the Company enters into interest rate swaps to reduce exposure to interest rate risk connected to existing liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. Interest rate swaps are intended to enable the Company to achieve a level of variable-rate and fixed-rate debt that is acceptable to management and to limit interest rate exposure. The Company agrees with another party to exchange the difference between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

Fair Value

Financial Accounting Standard No. 107 ("FAS 107"), "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for certain of its financial instruments. Financial instruments include items such as loans, interest rate contracts, notes payable and other items as defined in FAS 107.

Fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices are used when available; otherwise, management estimates fair value based on prices of financial instruments with similar characteristics or by using valuation techniques such as discounted cash flow models. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair value presented would not necessarily be realized in an immediate sale nor are there typically plans to settle liabilities prior to contractual maturity. Additionally, FAS 107 allows companies to use a wide range of valuation techniques; therefore, it may be difficult to compare the Company's fair value information to other companies' fair value information.

The carrying amount of cash, cash equivalents and short-term investments approximates fair value because of the short-term nature of these instruments. The carrying value of notes receivable approximate fair value because interest rates and other terms are at market rates. The carrying value of notes payable approximates fair value principally because of the short-term nature of the notes. The carrying value of senior bank debt approximates fair value because the debt is a revolving credit facility with variable interest based on selected short-term rates. The fair market value of the zero coupon senior convertible debt, the floating rate senior convertible securities, and the 2004 mandatory convertible debt at December 31, 2005 was $188,046, $575,007 and $353,700, respectively.

18 Selected Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations of the Company for the years ended December 31, 2004 and 2005.

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 151,634	$ 158,562	$ 165,846	$ 183,955
Operating income	61,660	66,412	64,397	75,413
Income before income taxes	30,797	31,534	27,998	38,764
Net Income	18,170	18,920	16,799	23,258
Earnings per share – diluted	$ 0.47	$ 0.51	$ 0.46	$ 0.58

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 201,612	$ 208,257	$ 234,126	$ 272,497
Operating income	74,492	75,783	80,769	104,011
Income before income taxes	41,215	41,653	45,254	61,530
Net Income	25,553	26,241	28,510	38,764
Earnings per share – diluted	$ 0.61	$ 0.63	$ 0.67	$ 0.90

The earnings per share measures presented above reflect the retroactive application of EITF 04-08 to each of the periods presented (see Note 1). If the Company did not apply EITF 04-08 to these periods, the measures would have been higher by approximately 17% in 2004 and 5% in 2005.

In each of the quarters in 2005, the Company experienced an increase in revenue (and consequently operating income, income before income taxes, Net Income and Earnings per share) from the same period in 2004, primarily as a result of the Company's investments in new Affiliates in 2004 and 2005 and, to a lesser extent, from positive investment performance and cash flows.

19 Related Party Transactions

The Company recorded amounts payable to Affiliate partners of $18,518 and $4,567 in connection with the purchase of additional Affiliate equity interests in 2004 and 2005, respectively. The total amount due to Affiliate partners as of December 31, 2005 was $21,957, of which $14,127 is due in 2006 and is included as a current liability.

The Company recorded recourse notes receivable from Affiliate partners of $5,205 in connection with the transfer of Affiliate equity interests in 2005. The total amount due from Affiliate partners as of December 31, 2005 was $6,710.

In certain cases, Affiliate management owners and Company officers may serve as trustees or directors of certain mutual funds from which the Affiliate earns advisory fee revenue.

20 Summarized Financial Information of Equity Affiliates

The following table presents summarized financial information for the year ended December 31, 2005 on a combined 100 percent basis of the Affiliate investments accounted for by the equity method. Amounts presented include the accounts of AQR, Beutel and Deans Knight. Investments accounted for under the equity method were not significant in years prior to 2005.

Current assets	$ 158,676
Noncurrent assets	108,028
Current liabilities	23,612
Noncurrent liabilities	1,741
Revenue	269,004
Net Income	211,985

The Company's share of undistributed earnings from equity method investments totaled $21,062 as of December 31, 2005.

21 Segment Information

Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has assessed the requirements of FAS 131 and determined that the Company operates in three business segments representing the Company's three principal distribution channels: Mutual Fund, Institutional and High Net Worth, each of which has different client relationships.

Revenue in the Mutual Fund distribution channel is earned from advisory and sub-advisory relationships with all domestically registered investment products as well as non-institutional investment products that are registered abroad. Revenue in the Institutional distribution channel is earned from relationships with foundations and endowments, defined benefit and defined contribution plans and Taft-Hartley plans. Revenue in the High Net Worth distribution channel is earned from relationships with wealthy individuals, family trusts and managed account programs.

During the third quarter of 2005, the Company amended its definition of the Mutual Fund distribution channel in conjunction with its acquisition of First Asset, which increased the number of investment products managed by its Affiliates that are registered abroad. As a result, certain reclassifications have been made to prior period financial results of the Company's operating segments to conform them to the amended definition. These reclassifications are not material to the financial results of any of the Company's operating segments.

Revenue earned from client relationships managed by Affiliates accounted for under the equity method is not consolidated with the Company's reported revenue but instead is included (net of operating expenses, including amortization) in Income from equity method investments, and reported in the distribution channel in which the Affiliate operates. Income tax attributable to the profits of the Company's equity method Affiliates is reported within the Company's consolidated income tax provision.

In firms with revenue sharing arrangements, a certain percentage of revenue is allocated for use by management of an Affiliate in paying operating expenses of that Affiliate, including salaries and bonuses, and is called an "Operating Allocation." In reporting segment operating expenses, Affiliate expenses are allocated to a particular segment on a pro rata basis with respect to the revenue generated by that Affiliate in such segment. Generally, as revenue increases, additional compensation is typically paid to Affiliate management partners from the Operating Allocation. As a result, the contractual expense allocation pursuant to a revenue sharing arrangement may result in the characterization of any growth in profit margin beyond the Company's Owners' Allocation as an operating expense. All other operating expenses (excluding intangible amortization) and interest expense have been allocated to segments based on the proportion of cash flow distributions reported by Affiliates in each segment.

2003	Mutual Fund	Institutional	High Net Worth	Total
Revenue	$ 195,838	$ 169,642	$ 129,549	$ 495,029
Operating expenses:				
Depreciation and amortization	1,749	13,977	6,681	22,407
Other operating expenses	104,696	95,483	74,928	275,107
	106,445	109,460	81,609	297,514
Operating income	89,393	60,182	47,940	197,515
Non-operating (income) and expenses:				
Investment and other income	(2,948)	(1,833)	(3,464)	(8,245)
Interest expense	9,855	7,149	5,972	22,976
	6,907	5,316	2,508	14,731
Income before minority interest and income taxes	82,486	54,866	45,432	182,784
Minority interest	(32,529)	(28,473)	(19,950)	(80,952)
Income before income taxes	49,957	26,393	25,482	101,832
Income taxes	20,267	10,712	10,325	41,304
Net Income	$ 29,690	$ 15,681	$ 15,157	$ 60,528
Total assets	$ 672,142	$ 523,736	$ 323,327	$1,519,205
Goodwill	$ 309,770	$ 263,851	$ 177,986	$ 751,607
2004				
Revenue	$ 261,858	$ 262,356	$ 135,783	$ 659,997
Operating expenses:				
Depreciation and other amortization	1,854	13,715	9,139	24,708
Other operating expenses	143,592	144,704	79,111	367,407
	145,446	158,419	88,250	392,115
Operating income	116,412	103,937	47,533	267,882
Non-operating (income) and expenses:				
Investment and other income	(4,361)	(2,866)	(1,233)	(8,460)
Interest expense	13,515	11,961	6,249	31,725
	9,154	9,095	5,016	23,265
Income before minority interest and income taxes	107,258	94,842	42,517	244,617
Minority interest	(43,948)	(49,872)	(21,704)	(115,524)
Income before income taxes	63,310	44,970	20,813	129,093
Income taxes	25,478	18,081	8,387	51,946
Net Income	$ 37,832	$ 26,889	$ 12,426	$ 77,147
Total assets	$ 779,824	$ 791,300	$ 362,297	$1,933,421
Goodwill	$ 345,731	$ 356,849	$ 185,987	$ 888,567
2005				
Revenue	$ 400,344	$ 384,440	$ 131,708	$ 916,492
Operating expenses:				
Depreciation and amortization	4,173	17,836	9,893	31,902
Other operating expenses	235,395	230,809	83,331	549,535
	239,568	248,645	93,224	581,437
Operating income	160,776	135,795	38,484	335,055
Non-operating (income) and expenses:				
Investment and other income	(4,887)	(29,491)	(1,908)	(36,286)
Interest expense	15,645	17,235	4,546	37,426
	10,758	(12,256)	2,638	1,140
Income before minority interest and income taxes	150,018	148,051	35,846	333,915
Minority interest	(59,625)	(66,539)	(18,099)	(144,263)
Income before income taxes	90,393	81,512	17,747	189,652
Income taxes	33,648	30,326	6,609	70,583
Net Income	$ 56,745	$ 51,186	$ 11,138	$ 119,069
Total assets	$ 871,282	$1,100,925	$ 349,429	$2,321,636
Goodwill	$ 436,352	$ 442,737	$ 214,160	$1,093,249

Common Stock and Corporate Organization Information

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange (symbol: AMG). The following table sets forth the high and low prices as reported on the New York Stock Exchange composite tape since January 1, 2004 for the periods indicated. These prices reflect a three-for-two stock split that occurred in March 2004.

2004	High	Low
First Quarter	$ 58.89	$ 46.36
Second Quarter	57.45	45.10
Third Quarter	54.47	43.20
Fourth Quarter	67.92	53.50
2005		
First Quarter	$ 68.09	$ 59.82
Second Quarter	69.30	57.08
Third Quarter	74.84	68.40
Fourth Quarter	83.20	68.60

The closing price for a share of our common stock as reported on the New York Stock Exchange composite tape on March 1, 2006 was $99.32. As of March 1, 2006, there were 36 stockholders of record.

We have not declared a cash dividend with respect to the periods presented. Since we intend to retain earnings to finance investments in new Affiliates, repay indebtedness, pay interest and income taxes, repurchase debt securities and shares of our common stock when appropriate, and develop our existing business, and since our credit facility prohibits us from making cash dividend payments to our stockholders, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October 1-31, 2005	—	$ —	—	1,399,315
November 1-30, 2005	293,650	$ 79.39	293,650	1,105,665
December 1-31, 2005	345,150	$ 80.25	638,800	760,515
Total	638,800	$ 79.86	638,800	

(1) Notes 15 and 22 to the Consolidated Financial Statements provide additional detail with respect to our share repurchase programs.

(2) As of March 1, 2006, there were 305,115 shares that could be purchased under our share repurchase programs.

Employees and Corporate Organization

As of December 31, 2005, we employed 70 persons and our Affiliates employed approximately 1,200 persons, the substantial majority of which were full-time employees. Neither we nor any of our Affiliates is subject to any collective bargaining agreements, and we believe that our labor relations are good. We were formed in 1993 as a corporation under the laws of the State of Delaware.

Endnotes

Notes to Financial Highlights

(1) Cash Net Income is defined as Net Income plus amortization and deferred taxes related to intangible assets plus Affiliate depreciation. AMG's use of Cash Net Income, including a reconciliation to Net Income, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Earnings before interest expense, income taxes, depreciation and amortization.

(3) Earnings per share and diluted average shares outstanding reflect a three-for-two stock split that occurred in March 2004 and the retroactive application of EITF 04-08 to each of the periods presented.

(4) Cash Net Income (as described in Note 1, above) divided by the adjusted diluted average shares outstanding (see Note 5).

(5) In the calculation of adjusted diluted average shares outstanding, the potential share issuance in connection with the Company's contingently convertible securities measures net shares using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the contingently convertible securities in excess of par, if any, are deemed to be outstanding. The Company believes the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and the Company is relieved of its debt obligation. This method does not take into account any increase or decrease in the Company's cost of capital in an assumed conversion.

Other Notes

(1) Unless otherwise noted, data presented is as of December 31, 2005.

(2) Investment product and performance information has been provided by each Affiliate to AMG, and is provided in this Annual Report for reference purposes only and not for investment or solicitation purposes. The investment performance of Affiliate products is compared to benchmarks deemed by the Affiliates and AMG to be the appropriate benchmarks for such products.

As of December 31, 2004, an equity method investment of $252,597 is included in the total assets of the Institutional segment. As of December 31, 2005, equity method investments of $8,717, $282,189 and $10,570 are included in the total assets of the Mutual Fund, Institutional and High Net Worth segments, respectively.

22 Subsequent Events

On March 9, 2006, the Board of Directors of the Company authorized a call spread option arrangement with a major securities firm, whereby the Company will be permitted to purchase (in certain future periods) an aggregate of approximately 1,750,000 shares of common stock at a price equal to the market value of the stock at the time the Company enters into the arrangement. The Company currently intends to enter into such an arrangement to purchase a substantial portion of the shares in quarterly installments in 2007. If the market price of the common stock exceeds the specified price at any such interval, the Company may elect to receive the difference, up to a specified maximum amount, in cash proceeds or shares of the Company's common stock. Alternatively, the Company may elect not to exercise its option to purchase shares in any given quarter.

In addition, on March 9, 2006, the Board of Directors of the Company authorized a share repurchase program, permitting the Company to repurchase up to 1,000,000 shares of common stock, in addition to those shares purchased pursuant to the Company's previously authorized share repurchase programs. Purchases may be made in the open market or in privately negotiated transactions, including through the use of derivative instruments, from time to time at management's discretion.

Corporate Offices

Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965
617.747.3300
www.amg.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, Massachusetts

Transfer Agent and Registrar

LaSalle Bank, NA
Chicago, Illinois

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AMG

Annual Meeting

The Annual Meeting of Stockholders will be held at AMG's offices in Prides Crossing, Massachusetts, on May 31, 2006.

Form 10-K and Management Certifications

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the certifications required by Section 302 of the Sarbanes-Oxley Act with respect to the Company's fiscal year ended December 31, 2005, may be obtained without charge by requesting them from:

Investor Relations
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965
ir@amg.com

This Annual Report to Stockholders contains forward-looking statements. There are a number of important factors that could cause AMG's actual results to differ materially from those indicated by such forward-looking statements including, but not limited to, those listed elsewhere in this Annual Report and in the Section titled "Business–Cautionary Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

On June 28, 2005, in accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, Sean M. Healey submitted a certification to the NYSE stating that he was not aware of any violations by Affiliated Managers Group, Inc. of the NYSE's Corporate Governance listing standards as of that date.

Board of Directors

Richard E. Floor
Partner,
Goodwin Procter LLP

Sean M. Healey
President and
Chief Executive Officer

Harold J. Meyerman
Former Senior Executive,
The Chase Manhattan Bank and
First Interstate Bank, Ltd.

William J. Nutt
Chairman

Rita M. Rodriguez
Former Director,
Export-Import Bank
of the United States

Patrick T. Ryan
President and Chief
Executive Officer,
PolyMedica Corporation

Jide J. Zeitlin
Former General Partner,
Goldman, Sachs & Co.

Executive Officers

William J. Nutt
Chairman

Sean M. Healey
President and
Chief Executive Officer

Seth W. Brennan
Executive Vice President,
New Investments

Darrell W. Crate
Executive Vice President and
Chief Financial Officer

Nathaniel Dalton
Executive Vice President,
Affiliate Development

John Kingston, III
Senior Vice President and
General Counsel

AMG **Affiliated Managers Group, Inc.**

600 Hale Street
Prides Crossing, MA 01965
617 747 3300
www.amg.com

